# FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of May 2007
Commission File Number 1-31318

# Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



**GOLD FIELDS**

**QUARTER ENDED
31 MARCH 2007**

**News release
Q3 F2007 results**

**- Unaudited -**

Q3 F2007

we deliver

# South Deep acquisition finalised, equity raising successfully completed and Western Areas hedge retired

**JOHANNESBURG.  3 May 2007** – Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings excluding gains and losses on foreign exchange and exceptional items for the March 2007 quarter of R512 million compared with R564 million in the December 2006 quarter and R397 million for the restated March quarter of 2006.  In US dollar terms net earnings excluding gains and losses on foreign exchange and exceptional items for the March 2007 quarter were US$71 million compared with US$76 million in the December 2006 quarter and US$63 million for the restated March quarter of 2006.

## March 2007 quarter salient features:

- Acquisition of South Deep finalised as remaining Western Areas Limited shares purchased;

- Equity raising successfully completed with gross proceeds received of R10.3 billion (US$1.4 billion), used to retire debt of R8.8 billion (US$1.2 billion);

- Western Areas hedge retired cost effectively in a rising gold price environment by generating realised gains of US$21 million on the long gold delta position.  A further US$20 million of marked to market losses were avoided based on the gold price as at the end of March of US$663 per ounce;

- Attributable gold production 989,000 ounces at a cash cost of US$399 per ounce.

## Ian Cockerill, Chief Executive Officer of Gold Fields, said:

"This quarter has been extremely challenging for Gold Fields.  All operations with the exception of Driefontein showed a drop in production due to a combination of lower grades, volume and a slow start up post the Christmas break in South Africa, while Choco 10 continues to suffer as a result of water shortages.  Unit cash costs have risen as a result of lower production.

While the increase in the rand gold price achieved more than offset the lower production resulting in a 3 per cent increase in revenue, we are very focused on ensuring that our shareholders get the benefit of a higher gold price through increased earnings.  As a result we have instituted a Group wide effort focusing on four key components of operational excellence, namely, safety and health, quality gold production, unit cost control and improved productivity.  Delivery on these initiatives will see better performances from the operations in coming quarters."

| Stock data | | JSE Limited – (GFI) | |
|---|---|---|---|
| Number of shares in issue | | Range - Quarter | **ZAR117.00 – ZAR134.99** |
| - at end March 2007 | **650,405,008** | Average Volume - Quarter | **3,302,577 shares / day** |
| - average for the quarter | **620,105,799** | NYSE – (GFI) | |
| Free Float | **100%** | Range - Quarter | **US$15.85 – US$19.20** |
| ADR Ratio | **1:1** | Average Volume - Quarter | **2,207,431 shares / day** |
| Bloomberg / Reuters | **GFISJ / GFLJ.J** | | |

| South African Rand | | | | | Salient features | | | United States Dollars | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Nine months to | | Quarter | | | | | | Quarter | | | Nine months to | |
| Restated˜ March 2006 | **March 2007** | Restated˜ March 2006 | Dec 2006 | **March 2007** | | | | **March 2007** | Dec 2006 | Restated˜ March 2006 | **March 2007** | Restated˜ March 2006 |
| 95,043 | **93,592** | 31,809 | 31,580 | **30,750** | kg | Gold produced* | oz (000) | 989 | 1,015 | 1,023 | **3,009** | 3,056 |
| 67,026 | **85,328** | 67,831 | 83,707 | **92,490** | R/kg | Total cash costs | $/oz | 399 | 353 | 344 | **367** | 326 |
| 36,715 | **39,349** | 12,738 | 13,109 | **13,382** | 000 | Tons milled | 000 | 13,382 | 13,109 | 1,273 | **39,349** | 36,715 |
| 100,887 | **145,882** | 109,500 | 144,485 | **151,184** | R/kg | Revenue | $/oz | 652 | 609 | 555 | **628** | 490 |
| 191 | **226** | 187 | 227 | **237** | R/ton | Operating costs | $/ton | 33 | 31 | 30 | **31** | 30 |
| 3,265 | **5,796** | 1,377 | 1,969 | **1,840** | Rm | Operating profit | $m | 255 | 267 | 221 | **802** | 510 |
| 32 | **40** | 37 | 41 | **37** | % | Operating margin | % | 37 | 41 | 37 | **40** | 32 |
| 852 | **1,835** | 504 | 767 | **370** | Rm | Net earnings | $m | 52 | 104 | 80 | **254** | 133 |
| 173 | **337** | 102 | 148 | **60** | SA c.p.s. | | US c.p.s. | 8 | 20 | 16 | **47** | 27 |
| 812 | **1,682** | 467 | 762 | **228** | Rm | Headline earnings | $m | 32 | 103 | 74 | **233** | 127 |
| 164 | **309** | 94 | 147 | **37** | SA c.p.s. | | US c.p.s. | 5 | 20 | 15 | **43** | 26 |
| 762 | **1,810** | 397 | 564 | **512** | Rm | Net earnings excluding gains and losses on foreign exchange and exceptional items | $m | 71 | 76 | 63 | **250** | 119 |
| 154 | **333** | 80 | 108 | **83** | SA c.p.s. | | US c.p.s. | 11 | 15 | 13 | **46** | 24 |

* Attributable – All companies wholly owned except for Ghana (71.1%), Choco 10 (95%) and South Deep (98.85% compared with 91.95% at the end of December 2006)

˜ Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised.

# Health and safety

We regret to report six fatal injuries during the March quarter compared with three during the December quarter. All fatal accidents occurred at the South African operations. The fatal injury frequency rate for the March quarter was 0.15 per million man hours worked, a regression on the previous quarter's figure of 0.08. The lost time injury frequency rate improved from 10.37 to 9.99, the serious injury frequency rate improved from 5.4 to 5.1 and the days lost frequency rate improved from 325 to 280 per million man hours worked. All rates as from the March quarter include South Deep.

Management is continuing to actively seek improvements to meet the Ontario safety standards and Mine Health and Safety Council milestones on all of our mines. Behavioural based interventions continue at all operations in the group. The South African operations are currently being audited for OHSAS 18001 certification.

# Financial review

## Quarter ended 31 March 2007 compared with quarter ended 31 December 2006

### Revenue

Attributable gold production decreased by 3 per cent from 1,015,000 ounces in the December 2006 quarter to 989,000 ounces in the March quarter. Attributable production at the South African operations increased marginally from 652,000 ounces to 656,000 ounces. Attributable production at the international operations decreased 8 per cent from 363,000 ounces to 333,000 ounces.

The increase in gold production at the South African operations over the previous quarter was primarily due to the inclusion of a full quarter's production from South Deep. South Deep produced 66,000 attributable ounces compared with 24,500 attributable ounces for the month of December - the effective date of acquisition being 1 December 2006. Production at Driefontein increased from 247,300 to 251,200 ounces as a result of a higher yield. Gold production at Kloof decreased from 230,600 to 220,000 ounces on the back of a reduction in underground ore produced due to the Christmas break and less surface material at payable grades. The Christmas break in addition to a low mine call factor affected Beatrix this quarter, with gold production declining from 149,500 to 119,200 ounces.

At the international operations, all mines reported lower gold production compared with the December quarter. Gold production at Tarkwa decreased due to lower grades at both the CIL and heap leach operations. Damang's gold production decreased as a result

of lower available high-grade fresh ore tonnages mined and processed. At Choco 10 gold production reduced significantly as previously indicated as a result of water shortages, which reduced plant throughput and this will continue into the coming quarter. The ongoing strategy of reducing reliance on rain water is continuing through a number of initiatives which have not yet borne fruit. At St Ives the decrease in gold production was as a result of reduced fresh ore from the open pits, which increased the processing of lower grade stockpiled Mars ore. At Agnew, gold production decreased by over 10 per cent for the quarter as a result of a reduction in underground grades. This was caused by dilution from mining adjacent to the Kim fault.

The average quarterly US dollar gold price increased from US$609 per ounce in the December quarter to US$652 per ounce this quarter, a 7 per cent increase. The average Rand/US dollar exchange rate strengthened by 2 per cent quarter on quarter, averaging R7.21, compared with R7.38 in the December quarter. As a result of the above factors, the rand gold price increased from R144,485 per kilogram to R151,184 per kilogram, a 5 per cent improvement.

The increase in the rand gold price achieved more than offset the lower production and resulted in revenue increasing in rand terms from R4,854 million (US$658 million) to R4,994 million (US$693 million) quarter on quarter.

### Operating costs

Operating costs for the March quarter, amounted to R3,165 million (US$439 million) compared with R2,975 million (US$403 million) in the December quarter, an increase of 6 per cent or R190 million. The increase at the South African operations amounted to 12 per cent or R217 million (US$35 million), from R1,795 million (US$244 million) to R2,012 million (US$279 million). Of the R217 million (US$35 million) increase, R190 million (US$26 million) was due to the inclusion of South Deep for the full quarter. The increase at the remaining South African operations amounted to R27 million (US$9 million) or 1.5 per cent. Driefontein's costs increased by R17 million (US$4 million) due to maintenance performed over the Christmas closed period and the purchase of water from local government due to the cessation of Driefontein's water treatment plant. Kloof's costs increased by R14 million (US$4 million) due to maintenance during the Christmas closed period and processing of what proved to be a disappointingly low grade stockpile built up for the Christmas break. Beatrix's costs reduced by R4 million (increased by US$1 million) due to lower volumes mined.

Costs at the international operations, including gold-in-process movements, amounted to R1,107 million (US$153 million), compared with R1,112 million (US$151 million) incurred in the December quarter. In dollar terms, including gold-in-process, costs at Tarkwa increased by US$4 million as a result of the cost of on-mine power generation in line with the national load shedding requirements, and price increases in consumables, especially cyanide. At Damang, costs were similar quarter on quarter with the additional power costs offset by the lower mining volumes. Operating costs at Choco 10 decreased by US$4 million due to the gold-in-process credit as ore which could not be processed due to the lack of water to run the plant, was stockpiled and due to a build-up of 5,000 ounces of gold in circuit at quarter end. At St Ives, costs in Australian dollar terms including gold-in-process were similar, as the cost impact of lower volumes mined and processed were offset by a gold-in-process release. Agnew reported slightly increased costs mainly due to a power credit received in the December quarter.

### Effect of capitalising Ore Reserve Development (ORD) on unit costs

Ore Reserve Development has been capitalised in the March 2007 and December 2006 quarter's results and retrospectively in the comparative results in this report. This brings its accounting treatment in line with our peers and is the preferred methodology for accounting for ORD in the industry. The impact of the capitalisation is given in the tables at the bottom of page 16 and page 21.

### Operating margin

The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of R1,840 million (US$255 million). This was 7 per cent below the R1,969 million (US$267 million) achieved in the December quarter. The Group operating margin reduced from 41 per cent to 37 per cent. The margin at the South African operations decreased from 39 per cent to 35 per cent, while the margin at the international operations decreased from 43 per cent to 41 per cent. The decrease in the margin was driven by the inclusion of South Deep, with a margin of 3 per cent, the operating loss at Choco 10 and the lower production.

### Amortisation

Amortisation decreased from R745 million (US$101 million) in the December quarter to R704 million (US$98 million) in the March quarter. The decrease at the International operations of R25 million (US$2 million) resulted from the lower production at Choco 10 and Agnew. At the South African operations amortisation decreased by R37 million (US$4 million) in line with the lower production and development rates, partially offset by the inclusion of South Deep's amortisation for the full quarter.

### Other

Net interest paid increased from R27 million (US$4 million) in the December quarter to R112 million (US$15 million) in the March quarter. This change reflects additional interest paid of R34 million (US$5 million) on a loan to finance the South Deep acquisition and R33 million (US$5 million) interest paid on a loan of US$528 million borrowed to close out the Western Areas gold derivative.

The loss on foreign exchange of R380 million (US$53 million), compares with a gain of R264 million (US$36 million) in the December quarter. The March quarter's loss consists largely of an exchange loss of R266 million (US$37 million) on the US$1.2 billion loan raised to finance the acquisition of 50 per cent of the South Deep mine. This compares with a gain of R224 million (US$30 million) in the December quarter on the same loan, resulting in a net R42 million (US$6 million) exchange loss on the loan since its drawdown on 1 December 2006.

Also included in the R380 million (US$53 million) loss in the current quarter was an exchange loss on the close out of the Western Areas gold derivative amounting to R175 million (US$24 million). This derivative was settled at an exchange rate of R7.30 to the US dollar, compared with R6.98 to the US dollar at the beginning of the quarter, resulting in the aforesaid exchange loss of R175 million (US$24 million). Also included was a R53 million (US$7 million) exchange gain on the US$528 million loan raised to finance the

close out the Western Areas gold derivative, offset by the negative marked to market movement of R13 million (US$ 2 million) on a foreign exchange contract taken out to hedge this loan. Finally an unrealised exchange gain of R16 million (US$2 million) was incurred relating to a US dollar denominated insurance receivable at South Deep.

The loss on financial instruments increased from R19 million (US$3 million) to R35 million (US$5 million) for the March quarter. The March quarter's loss included a loss of R105 million (US$14 million) on the Western Areas gold derivative compared with a loss of R44 million (US$6 million) in the December quarter. This loss resulted from an increase in the spot gold price from US$634.22 per ounce at the beginning of the quarter to US$643.00 per ounce at the close out date, as well as the costs associated with the market spread at close out resulting in the marked to market value of the gold derivative increasing from US$540 million at the beginning of the quarter to US$549 million at the close out date. The March quarter's loss also included a loss of R115 million (US$16 million) on a forward exchange contract taken out to part settle the US$1.2 billion loan to finance the South Deep acquisition. This was partially offset by marked to market gains on share warrants of R38 million (US$5 million), a gain of R133 million (US$18 million) on gold purchases effected by Western Areas as part of the gold derivative close out process and a gain of R14 million (US$2 million) on the close out of a US dollar / Rand forward purchase.

The R133 million (US$18 million) gain on gold purchases effected by Western Areas for the quarter was made on the accumulated delta purchase of 1,005,000 ounces, which includes the 275,000 ounces purchased in December 2006, together with 730,000 ounces purchased in the March quarter at a price of US$618.95 per ounce. The total delta purchase of 1,005,000 ounces since date of acquisition was at an average gold price of US$622.14 per ounce and was subsequently sold at a gold price of US$643.00 on 24 January 2007. This resulted in a net gain since inception of R151 million (US$21 million).

The net effect of the Western Areas gold derivative since date of acquisition, 1 December 2006, was a realised loss of R149 million (US$20 million). This resulted from an increase from US$539 million, being the take-on marked to market valuation at a gold price of US$631.75 per ounce, compared with the close out payment of US$549 million net of scheduled maturities of US$10 million, at a gold price of US$643.00 per ounce.

The net effect of the various transactions accounted for under the loss on foreign exchange and under the loss on financial instruments as they relate to the US$1.2 billion loan was a net exchange loss of R163 million (US$23 million). This exchange difference arises as a consequence of raising the loan at an exchange rate of R7.16 to the US dollar on 1 December 2006 and settling the same liability on 8 February 2007 at a weighted average exchange rate of R7.30 to the US dollar.

### Close out of Western Areas gold derivative structure

| | Hedge US$m | Delta US$m | Net position US$m |
|---|---|---|---|
| **December** | | | |
| MtM* at take on | (539) | - | (539) |
| December maturity | 5 | - | 5 |
| MtM loss for the quarter | (6) | - | (6) |
| Profit on Delta | - | 3 | 3 |
| MtM at quarter end | (540) | 3 | (537) |
| | | | |
| **March quarter** | | | |
| MtM beginning of quarter | (540) | 3 | (537) |
| January maturity | 5 | - | 5 |
| Realised (loss)/gain on close-out | (14) | 18 | 4 |
| Close-out | (549) | 21 | (528) |

\* MtM - Marked to market.

## Exploration

Exploration expenditure increased from R65 million (US$9 million) in the December quarter to R76 million (US$11 million) in the March quarter. Please refer to the Exploration and Corporate Development section for more detail.

## Exceptional items

This quarter saw an increase in exceptional items from R8 million (US$1 million) to R192 million (US$27 million) and includes a profit on the sale of shares in Avoca of R123 million (US$17 million), profit on the sale of the Bibiani project of R43 million (US$6 million) and the sale of other sundry investments.

## Taxation

Taxation for the quarter amounted to R262 million (US$36 million) compared with R480 million (US$65 million) in the December quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations.

## Earnings

Net profit attributable to ordinary shareholders amounted to R370 million (US$52 million) or 60 SA cents per share (US$0.08 per share), compared with R767 million (US$104 million) or 148 SA cents per share (US$0.20 per share) in the previous quarter.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R228 million (US$32 million) or 37 SA cents per share (US$0.05 per share), compared with earnings of R762 million (US$103 million) or 147 SA cents per share (US$0.20 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on foreign exchange amounted to R512 million (US$71 million) or 83 SA cents per share (US$0.11 per share), compared with earnings of R564 million (US$76 million) or 108 SA cents per share (US$0.15 per share) reported last quarter.

## Cash flow

Cash outflow from operating activities for the quarter was R2,615 million (US$359 million), compared with an inflow in the December quarter of R1,381 million (US$190 million). This quarter on quarter decrease of R3,996 million (US$549 million) comprises a decrease of R807 million (US$107 million) in profit before tax and exceptional items, the settlement of the Western Areas gold derivative of R3,894 million (US$534 million), and additional tax payments of R92 million (US$19 million), mainly at the South African operations. This was partially offset by a reduced investment in working capital quarter on quarter and a change in non-cash items of R464 million (US$64 million). The change in non-cash items is mainly a quarter on quarter movement on the hedge up until close-out together with an exchange loss on loans. The investment in working capital decreased from R321 million (US$44 million) to R132 million (US$18 million). The increase in working capital for the quarter of R132 million was mainly due to an increase in gold inventory of R63 million (US$9 million) and an increase in gold debtors.

Dividends paid during the quarter amounted to R586 million (US$81 million). No dividends were paid in the December quarter.

Capital expenditure amounted to R1,341 million (US$186 million) similar to the R1,376 million (US$187 million) in the December quarter. At the South African operations capital expenditure increased from R565 million (US$77 million) in the December quarter to R591 million (US$82 million) in the March quarter. The increase was due to the inclusion of South Deep which increased from R41 million (US$6 million) to R79 million (US$11 million). The majority of this expenditure was incurred on the initial stages of the 94 level refrigeration plant (R12 million), the ventilation shaft equipping and deepening (R23 million) and ore reserve development. At the other South African operations the main areas of capital expenditure during the quarter were ore reserve development at Driefontein, Kloof and Beatrix of R80 million (US$11 million), R96 million (US$13 million) and R66 million (US$9 million) respectively, together with the other major projects. At Driefontein expenditure at the 1 and 5 shaft complex amounted to R14 million (US$2 million), R4 million (US$1 million) was incurred on the 4 shaft pillar extraction project and R38 million (US$5

million) was incurred on the 9 shaft deepening project. At Kloof, expenditure on the 4 sub-vertical shaft amounted to R19 million (US$3 million) for the quarter, R11 million (US$2 million) was incurred on the 1 shaft pillar extraction project and R16 million (US$2 million) was incurred on the KEA drop down project. At Beatrix, expenditure on the 3 shaft project amounted to R34 million (US$5 million) and R7 million (US$1 million) was incurred on development of the North Block at West shaft.

At the Ghanaian operations, capital expenditure at Tarkwa decreased from R189 million (US$26 million) to R152 million (US$21 million) quarter on quarter. Capital expenditure continued on capital waste mining at the Teberebie cutback (US$5 million), progress on the joint power project (US$5 million), on the CIL expansion project (US$3 million) and expansion of the secondary fleet (US$3 million). Damang increased its capital investment to R65 million (US$9 million) from R53 million (US$7 million) with the majority of this expenditure at the Damang cutback (US$6 million) and the raising of the tailings storage facility embankments (US$2 million).

At Choco 10 capital expenditure decreased from R38 million (US$5 million) to R17 million (US$2 million) as exploration drilling and other projects were deferred where possible as a result of lower production and reduced cash flow from the project.

In Australia capital expenditure at St Ives increased from R126 million (A$22 million) to R148 million (A$26 million) due to increased development costs. At Agnew, capital expenditure decreased from R56 million (A$10 million) to R33 million (A$6 million), the decrease as a result of the completion of capital expenditure on the current Songvang pit shell which amounted to R23 million (A$4 million) in the December quarter. The majority of the balance was expenditure on development and exploration.

Capital expenditure at the Cerro Corona mine in Peru amounted to R335 million (US$46 million) in the March quarter compared with R341 million (US$46 million) in the December quarter.

Purchase of investments for the quarter amounted to R350 million (US$48 million) and included R296 million (US$41 million) on the purchase of Sino Gold shares, R16 million (US$2 million) on the purchase of CMQ Resources shares and R32 million (US$4 million) on the purchase of an unlisted subsidiary in South Africa.

Proceeds on the sale of investments amounted to R306 million (US$42 million) and included R147 million (US$20 million) from the sale of shares in Avoca Resources, R41 million (US$6 million) from the sale of the Bibiani project, R14 million (US$2 million) from the sale of shares in TLC Ventures and R100 million (US$14 million) from the sale of shares in Comaplex.

The net cash flow from financing activities amounted to R5.5 billion (US$756 million). Net proceeds from the capital raising amounted to R10.1 billion (US$1.4 billion). Loans received amounted to R4.4 billion (US$609 million) and consisted of R4.0 billion (US$551 million) borrowed to close out the Western Areas gold derivative and repay a short-term borrowing from Standard Bank. R180 million (US$25 million) was drawn down on the facility to finance the Cerro Corona project, R169 million (US$23 million) was borrowed by Western Areas as a short-term loan and R72 million (US$10 million) was drawn down on a three year term facility.

Loans repaid amounted to R9,036 million (US$1,250 million) and included R8,702 million paid to close out the US$1.2 billion borrowed to finance the purchase of 50 per cent of South Deep, R165 million (US$25 million) on the half yearly Mvelaphanda loan repayment and R169 million (US$25 million) to repay the Western Areas short-term facility with Standard Bank.

Net cash inflow for the quarter was R880 million (US$117 million). After accounting for a translation gain of R35 million (US$4 million), the cash balance at the end of March was R2,328 million (US$323 million). The cash balance at the end of December was R1,413 million (US$202 million).

# Detailed and operational review

## Cost and revenue optimisation initiatives

### Project 500
Project 500 was initiated at the South African operations in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 and Project 100. These projects have proved successful and led to additional projects, Project 100+ and Project Beyond as detailed below.

### Project 400
Project 400 was aimed at improving revenue such that an additional R400 million (US$55 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. Operational Excellence, a change programme, was initiated in April 2005 to create the required skills, behaviour and environment to improve efficiencies. The objective of these initiatives is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields.

### Reconciliation of achieved yields to gold reserves

| Quarter ended | F2005 | F2006* | Dec 2006* | March 2007* |
|---|---|---|---|---|
| Driefontein:<br>Life of mine head grade as per published declarations | 8.1 | 8.0 | 8.0 | 8.0 |
| Life of mine head grade adjusted for estimated metallurgical recoveries | 7.8 | 7.8 | 7.8 | 7.8 |
| Driefontein (underground yields achieved) | 8.3 | 8.1 | 7.5 | 7.6 |
| Kloof:<br>Life of mine head grade as per published declarations | 10.5 | 10.0 | 10.0 | 10.0 |
| Life of mine head grade adjusted for estimated metallurgical recoveries** | 10.2 | 9.7 | 9.7 | 9.7 |
| Kloof (underground yields achieved) | 9.1 | 8.7 | 7.8 | 8.0 |
| Beatrix:<br>Life of mine head grade as per published declarations | 5.5 | 5.5 | 5.5 | 5.5 |
| Life of mine head grade adjusted for estimated metallurgical recoveries | 5.3 | 5.3 | 5.3 | 5.3 |
| Beatrix (underground yields achieved) | 5.0 | 5.2 | 5.0 | 4.6 |
| South Deep[+]:<br>Life of mine head grade as per published declarations | - | - | 6.1 | 6.1 |
| Life of mine head grade adjusted for estimated metallurgical recoveries | - | - | 5.9 | 5.9 |
| South Deep (underground yields achieved) | - | - | 7.7 | 6.1 |

\* Based on reserve statement at 31 December 2005.

\*\* Kloof's life of mine head grade as adjusted for estimated metallurgical recoveries, is higher than that currently achieved due to the high grade main shaft pillar, limited mining of which only commenced recently.

[+] The acquisition of South Deep is effective from 1 December 2006. Based on the reserve statement as at 30 June 2006.

### Project 100+
Following a solid base, Project 100+ remains a dedicated focus for ongoing cost reduction through eliminating inefficiencies and ongoing investment in cost reductions.

The Eskom demand side management (DSM) projects are progressing well and during the quarter, five new projects involving water control, thermal ice storage, ventilation fan control, compressed air control and energy efficient lighting were approved, and a further four are expected in June quarter. These projects, which are funded by Eskom, collectively shift 50 megawatt of load out of the peak tariff period resulting in an annual saving of more than R3 million by financial 2009. The estimated Eskom DSM

savings for financial 2007 will exceed R5 million, growing to R12 million in financial 2008 and R20 million by financial 2009.

The conversion from diesel to battery power for underground locomotives is progressing to plan with the manufacture of locomotives underway and the preparation of battery charging bays and the training of personnel. The project will deliver long term cost savings due to the lower operating cost and higher efficiency of battery locomotives, and has an added benefit in improved underground environmental conditions. An underground rail track up-grade project has commenced.

The Pump Efficiency Monitoring project has entered a monitoring phase, and this will allow maintenance practices to be modified to initiate maintenance based on pump efficiency. This will deliver savings in financial 2008 due to pumps operating at higher efficiency, and due to lower pump repair costs.

### Project Beyond
Despite some softening in rise and fall contracts (e.g. diesel, copper and beef), inflationary pressures continue unabated, with input costs from steel, timber, cyanide, labour hire and cement continuing to rise. Increasing oil prices, continued global demand growth in resources, shortages in food categories such as maize and Mittal steel communicating price increases for April, are expected to continue cost pressures over the coming quarters.

During the March quarter a further estimated annualised R24 million contracted benefit was achieved. The bulk of this benefit was delivered in the form of added margin due to optimisation of explosives of around R19 million, measured against a historical performance base and the balance of around R5 million came from improved traction motor specification and contract changes to reduce total repair costs. The cumulative financial year to date South Africa contracted benefit is now at R85 million.

Strategic value was delivered through developing a performance-aligned arrangement for underground support and will be finalised and rolled out during the June quarter. Improving procurement support to capital projects and completing a South Deep spend analysis also received focus.

During the June quarter continued focus will be on the rollout of the explosives performance contract, drillsteel wastage controls and engineering total cost projects. Analysing, planning and initiating South Deep spend synergies and opportunities will also be looked at.

### Global / International Supply Chain and Strategic Sourcing Optimisation
Global integrated supply chain initiatives continued, delivering total cost benefits of around US$2 million across various competitive tendering and strategic partnering initiatives, largely through contributions from Australia (i.e. electric cables, ground support, survey supplies, stationary and cement rebates) with some contribution from Ghana (i.e. increased diesel rebate benefits).

A further multi-year benefits case was delivered in the form of planning and initiating the development of a local earth moving tyre retread facility at the Tarkwa operation through a partnership arrangement. Following the building and commissioning of the retread facility during 2007, cost benefits are estimated at a conservative US$3 million per annum, excluding the production benefit of ensuring fleet uptime and excluding saving that can be achieved at Damang. The International cumulative financial year to date contracted benefit, including the tyres post 2007, stands at an annualised US$12 million.

Strategic value was delivered through developing long-term global strategic partnering arrangements for the supply of earth moving tyres, establishing a risk and reward alliance model for the delivery of the Ghana CIL plant expansion project and good progress was made on the structuring of the outbound concentrate logistics model in Peru.

For the June quarter priority will be to conclude the Peru outbound concentrate logistics model, optimise inbound supply chain logistics and economies in Venezuela, validate continuous improvement opportunities in Australia and contract optimisation priorities related to South American procurement.

## South African Operations
### Driefontein

|  |  | March 2007 | December 2006 |
|---|---|---|---|
| Gold produced | - kg | 7,814 | 7,692 |
|  | - 000'ozs | 251.2 | 247.3 |
| Yield - underground | - g/t | 7.6 | 7.5 |
| - combined | - g/t | 4.8 | 4.6 |
| Total cash costs | - R/kg | 82,506 | 81,721 |
|  | - US$/oz | 356 | 344 |

Gold production increased by 2 per cent from 247,300 ounces in the December quarter to 251,200 ounces in the March quarter, which was higher than forecast.

Underground tonnage decreased marginally from 937,000 tons in the December quarter to 930,000 tons in the March quarter, with a concomitant improvement in yield from 7.5 to 7.6 grams per ton. Surface tonnage decreased from 736,000 tons in the December quarter to 704,000 tons in the March quarter in order to maintain yields.

Operating costs increased by 2 per cent from R661 million (US$90 million) to R677 million (US$94 million) due to maintenance performed during the Christmas closure period, the premium being paid for scarce skills and the cessation of the Driefontein water treatment plant, which necessitated the purchase of water from local government. Total cash costs increased by 1 per cent in rand terms from R81,721 to R82,506 per kilogram. In US dollar terms, total cash costs increased 3 per cent from US$344 to US$356 per ounce.

Operating profit increased by 13 per cent from R450 million (US$61 million) in the December quarter to R510 million (US$71 million) in the March quarter due to the higher gold production and the higher rand gold price.

Capital expenditure increased from R177 million (US$24 million) to R196 million (US$27 million). The major portion of this expenditure was spent on the 1, 5 and 9 shaft projects. The 9 shaft project is still in the advanced design phase and tenders for shaft sinking are being adjudicated. Shaft sinking should commence as planned by October 2007.

Gold production for the June quarter is forecast to be similar to the March quarter. As a consequence unit costs are expected to remain flat.

### Kloof

|  |  | March 2007 | December 2006 |
|---|---|---|---|
| Gold produced | - kg | 6,843 | 7,172 |
|  | - 000'ozs | 220.0 | 230.6 |
| Yield - underground | - g/t | 8.0 | 7.8 |
| - combined | - g/t | 7.4 | 7.3 |
| Total cash costs | - R/kg | 90,180 | 84,021 |
|  | - US$/oz | 389 | 354 |

Gold production at Kloof decreased, from 230,600 ounces in the December quarter to 220,000 ounces in the March quarter. This was as a result of a decrease in ore processed from 986,000 to 920,000 tons, partially offset by an increase in yield. The lower tonnage was due to lower volumes processed over the Christmas break, a slow start-up in January and an incident relating to an Eskom power outage. Also lower volumes were mined as we move into lower grade slope reef areas. Despite this, underground grades increased mainly due to an improved mine call factor. Surface tons milled reduced by 25 per cent due to lower than expected grades which in turn marginally improved the combined yield.

The operating costs at R644 million (US$89 million) for the quarter increased by 2 per cent compared with the previous quarter's cost of R629 million (US$85 million). This was mainly due to the carrying cost of processing 56,000 tons of stockpiled material and shaft infrastructure maintenance over the Christmas break. As a result of the lower gold production and increased cost, the total cash cost increased by 7 per cent to R90,180 per kilogram, compared with the R84,021 per kilogram in the December quarter. In US dollar terms total cash costs increased by 10 per cent from US$354 to US$389 per ounce. Operating profit was marginally lower at R390 million (US$54 million) for the March quarter, compared with R407 million (US$55 million) the previous quarter.

Capital expenditure was virtually unchanged at R193 million (US$27 million) and includes expenditure on the KEA drop-down project.

Gold production for the June quarter is forecast marginally higher than the March quarter, with a resultant decrease in total cash costs.

### Beatrix

|  |  | March 2007 | December 2006 |
|---|---|---|---|
| Gold produced | - kg | 3,708 | 4,650 |
|  | - 000'ozs | 119.2 | 149.5 |
| Yield - underground | - g/t | 4.6 | 5.0 |
| Total cash costs | - R/kg | 99,434 | 80,237 |
|  | - US$/oz | 429 | 338 |

Gold production at Beatrix reduced from 149,500 ounces in the December quarter to 119,200 ounces in the March quarter. Tons milled reduced from 935,000 to 807,000 tons in the March quarter primarily due to limited stockpiles at the beginning of the Christmas break, and a slow build-up to historical production levels. The yield also regressed from 5.0 to 4.6 grams per ton as a result of a short-term decline in mine call factor.

Operating costs quarter on quarter decreased by 1 per cent, from R392 million (US$53 million) to R388 million (US$54 million). The decrease in operating cost was mainly due to the lower production and continued cost control offset by increased material prices. Total cash costs increased from R80,237 per kilogram (US$338 per ounce) in the December quarter to R99,434 per kilogram (US$429 per ounce) in the March quarter, due to the decrease in gold production. Beatrix posted an operating profit of R175 million (US$24 million) for the quarter compared with R275 million (US$37 million) in the December quarter.

Capital expenditure amounted to R124 million (US$17 million) in the March quarter and includes R66 million (US$9 million) for ore reserve development and R35 million (US$5 million) on the 3 shaft project.

Gold production is forecast to increase to 140,000 ounces in the June quarter, with an accompanying reduction in cash costs.

## South Deep

| | | March 2007 | December 2006 |
|---|---|---|---|
| Gold produced | - kg | **2,075** | 838 |
| | - 000'ozs | **66.7** | 26.9 |
| Gold sold | - kg | **2,321** | 682 |
| | - 000'ozs | **74.6** | 21.9 |
| Yield - underground | - g/t | **6.1** | 7.7 |
| - combined | - g/t | **4.3** | 4.6 |
| Total cash costs | - R/kg | **141,017** | 133,724 |
| | - US$/oz | **608** | 564 |

At South Deep gold produced increased from 26,900 to 66,700 ounces. The increase in gold produced together with the other variances are mainly due to the December quarter's results reflecting only a month's production, as the effective date of acquisition was 1 December 2006. This compares with a full quarter's results for the March quarter. South Deep also aligned itself with the Gold Fields quarter close timetable which effectively reduced the quarter by seven mining shifts.

Total cash costs increased from R133,724 to R141,017 per kilogram for the March quarter due to the inclusion of R35 million (US$5 million) gold inventory charge from the sale of 246 kilograms held over from the previous quarter at a cost of R142,300 per kilogram and development and insurance costs, totaling an additional R15 million (US$2 million). The operating profit increased from R6 million (US$1 million) to R11 million (US$2 million) quarter on quarter.

The Main shaft at the Twins complex was re-commissioned by mid-January 2007, and hoisting operations were restored following the shaft accident of 4 May 2006. The re-commissioning of the Twin shaft complex necessitated a logistics re-organisation by moving people and ore flow away from the South shaft complex which did affect the production build-up. Staffing in the trackless section of the mine has been problematic where high turnover rates are being experienced. The labour market for these skills in South Africa is highly competitive and adjustments will be made to retain such staff.

Milled tonnage increased from 184,000 tons to 483,000 tons. Underground volumes tripled to 309,000 tons and the balance was made up of surface stockpiles.

Underground yields were marginally lower than anticipated at 6.1 grams per ton due to higher than forecast mining volumes from the marginal 1 West corridor.

Capital expenditure for the quarter amounted to R78 million (US$11 million) and includes the Twin shaft ventilation deepening project, which has progressed well during the quarter, being on time and well within budget. The 94 level refrigeration project is lagging due to civil engineering skills shortages experienced by the contractor. This bottleneck has since been addressed. The below 95 level capital development project will be presented for Board approval during the quarter and the award and mobilisation is anticipated to commence in the early part of the September quarter.

Increased mining volumes are being experienced in the June quarter, with operational focus on commissioning the 95 1 west workshop which will mark the commencement of the Long Hole Stoping programme. This programme once fully operational will provide an additional 150,000 tons per quarter of marginal Elsburg ore, which will supplement the current ore production. As previously forecast, this level of production should be achieved by the end of the June quarter. In light of this, gold production, is anticipated to reach above 70,000 ounces in the June quarter at a marginally reduced cost.

The integration of South Deep into Gold Fields is well advanced, with various projects underway to exploit identified synergies. The priority is the adoption of the Gold Fields commercial service division as the primary service provider.

## International Operations
### Ghana
### Tarkwa

| | | March 2007 | December 2006 |
|---|---|---|---|
| Gold produced | - 000'ozs | **174.3** | 178.8 |
| Yield - Heap leach | - g/t | **0.7** | 0.8 |
| - CIL plant | - g/t | **1.4** | 1.6 |
| - Combined | - g/t | **0.9** | 1.0 |
| Total cash costs | - US$/oz | **356** | 323 |

For the quarter Tarkwa processed 5.89 million tons and produced 174,300 ounces of gold at an average yield of 0.9 grams per ton. This compares with 5.59 million tons processed producing 178,800 ounces at a yield of 1.0 gram per ton in the December quarter. The yield from the CIL reduced from 1.6 grams per ton in December quarter to 1.4 grams per ton in March quarter, whilst Heap Leach yield decreased from 0.8 to 0.7 grams per ton. The decrease was due to lower grade tons treated from mining and from stockpiles. Both heap leach and CIL tonnages treated increased in the March quarter.

Total tons mined, including capital stripping, increased from 26.0 million tons in the December quarter to 28.7 million tons for the March quarter. Ore tons moved for the March quarter at 5.65 million tons compared with 5.23 million tons in the December quarter. The overall strip ratio for the quarter was 4.09, marginally higher than the 3.96 in the December quarter.

Total feed to the heap leach sections was 4.38 million tons at a head grade of 1.0 gram per ton compared with 4.24 million tons at a head grade of 1.13 grams per ton for the December quarter. The lower head grade was due to the lower grade pits mined during this quarter and treatment of low grade stockpiles additional to the run of mine. There was a net gold-in-process decrease of 1,100 ounces. Overall, the heap leach sections produced 103,700 ounces for the quarter compared with the 110,500 ounces achieved in December.

The total feed to the CIL plant was higher than the previous quarter at a record 1.52 million tons versus the previous quarters 1.35 million tons. The CIL plant produced 70,600 ounces in the March quarter compared with 68,300 ounces in the December quarter.

Operating costs, including gold-in-process adjustments, at US$62 million (R446 million) were US$4 million higher than the previous quarter and reflect a US$2 million increase in power costs equivalent to US$11 per ounce, a US$1 million increase in gold-in-process adjustment and a US$1 million increase in consumables, especially cyanide and fuel costs, which added a further US$10 per ounce.

Operating cost per ton processed was US$11.96 as against US$11.02 in the December quarter. Total cash costs at US$356 per ounce compared with the December quarter's US$323 per ounce. This increase in the cash cost was primarily because of the impact of the higher power cost compounded by the lower gold output.

Operating profit at US$52 million (R371 million) was similar to the December quarter, with the higher gold price offsetting the increased cost and lower gold production.

Capital expenditure was US$21 million (R152 million) for the quarter compared with US$26 million (R189 million) in the December quarter. The main areas of capital expenditure were capital waste mining on the Teberebie cutback, expenditure on initial work carried out on the CIL expansion project and expenditure on the joint power project.

Gold production for the June quarter is expected to be marginally lower than the current quarter and unit costs will remain under pressure on the back of the continued cost of on-mine power generation.

## Damang

|  |  | March 2007 | December 2006 |
|---|---|---|---|
| Gold produced | - 000'ozs | 48.5 | 51.6 |
| Yield | - g/t | 1.1 | 1.2 |
| Total cash costs | - US$/oz | 454 | 447 |

Gold production for the March quarter was 48,500 ounces, which was 6 per cent down on the December quarter's 51,600 ounces. This was due to a decrease in high-grade fresh ore tonnages mined and processed, which in turn increased the volume of lower grade B3 stockpile material that was fed to the plant. The decrease in high-grade fresh tons mined was due to mining less tons from the nearly depleted J2SW pit and the high strip ratio areas mined at the Damang pit cutback.

The mill throughput for the quarter was 1.38 million tons, 4 per cent up on last quarter's 1.33 million tons processed. This increase was due to good fragmentation of the material treated.

Total tons mined, including capital stripping, was 8.1 million tons compared with 8.3 million tons in the previous quarter. Ore mined was 811,000 tons compared with 856,000 tons during the previous quarter. The average mined grade decreased from 1.41 to 1.28 grams per ton. This decrease was due to the reduction in high-grade fresh ore mined. The overall strip ratio increased to 9.04, from 8.67 the previous quarter.

Operating costs, including gold-in-process movements were in line with the previous quarter. The cost per ton milled was US$16.11 as against US$16.98 in the December quarter. Total cash costs increased from US$447 per ounce to US$454 per ounce due to the lower gold output. Operating profit for the quarter at US$9 million (R65 million) was similar to the December quarter.

Capital expenditure for the quarter amounted to US$9 million (R65 million) compared with US$7 million (R53 million) in the December quarter. The majority of this expenditure was incurred in mining the Damang pit-cutback and the raising of tailings storage facility embankments. Construction of a seventh CIL tank to increase the metallurgical recovery progressed during the quarter, with civil works for the foundation completed. The project is expected to be commissioned during the second quarter of financial 2008.

Gold production is expected to be slightly lower in the June quarter. Cost pressures will continue as a result of the continued cost of on-mine power generation.

## Venezuela
## Choco 10

|  |  | March 2007 | December 2006 |
|---|---|---|---|
| Gold produced | - 000'ozs | 8.2 | 22.8 |
| Yield | - g/t | 1.3 | 2.0 |
| Total cash costs | - US$/oz | 575 | 426 |

Gold production for the quarter decreased from 22,800 ounces to 8,200 ounces as a consequence of insufficient water to operate the plant at full capacity. The mining operations focused on additional waste mining in preparation for future ore requirements resulting in lower grade areas and stockpiles being milled.

Total mill throughput for the quarter decreased from 357,000 tons to 191,000 tons due to the water shortages. This problem was the most severe during the months of February and March, when 457 and 454 operating hours were lost respectively. Encouragingly when water was available, there were periods when the mill throughput rates were slightly above nameplate capacity.

Mining continued in the Pisolita, Coacia and the Rosika open pits during the quarter, with total material mined of 1.7 million tons versus 1.4 million tons in the December quarter. Ore mined reduced from 347,000 tons in the previous quarter to 194,000 tons

in the March quarter with an increased focus on waste mining during the period of reduced milling operations. Overall mining quantities were lower than plan mainly as a result of lower than expected machinery availability. The grade mined for the quarter was 1.6 grams per ton compared with 1.9 grams per ton last quarter.

Operating costs, including gold-in-process movements, amounted to US$6 million (R45 million) compared with US$11 million (R78 million) last quarter, in line with the decrease in production. Total cash costs increased from US$426 per ounce to US$575 per ounce driven by the low level of production. An operating loss of US$1 million (R6 million) was realised compared with a profit of US$3 million (R23 million) in the December quarter.

At the end of the quarter there was still no water in the mine's main reservoir. The permitting process to extract water from the Yuruari River is still ongoing. The water exploration programme was significantly advanced during the quarter, resulting in five boreholes being installed to provide water; although this still does not represent the mine's full requirements. Two additional targets from the original programme remain to be tested and this work is planned for the June quarter. Discussions with various external parties are continuing to finalise the complex permitting process, but progress is slow. Work is continuing on other internal and external water supply and management projects.

Capital expenditure amounted to US$2 million (R17 million) for the quarter compared with US$5 million (R38 million) in the December quarter. The resource definition exploration programme on Choco 10 continued to return numerous significant intersects during the quarter, defining high-grade extensions to mineralisation along strike and down-dip at the VBK deposit.

Gold production for the June quarter is expected to be similar to the March quarter unless an improvement in the mine's water supply situation improves.

Collective bargaining with the union representing the workers commenced during the March quarter and is ongoing.

## Australia
## St Ives

|  |  | March 2007 | December 2006 |
|---|---|---|---|
| Gold produced | - 000'ozs | 119.4 | 124.6 |
| Yield  - Heap leach | - g/t | 0.5 | 0.5 |
| - Milling | - g/t | 2.9 | 3.1 |
| - Combined | - g/t | 2.1 | 2.2 |
| Total cash costs | - A$/oz | 511 | 493 |
|  | - US$/oz | 401 | 378 |

Gold production for the quarter was 119,400 ounces, 4 per cent down on the last quarter's 124,600 ounces. The reduction was primarily due to the Lefroy mill processing lower grade stockpiled Mars ore and reduced fresh ore tons available from the open pits, due to the closure of Thunderer and West Revenge pits. Open pit and underground ores were stockpiled at the end of the quarter due to maintenance to the Lefroy mill primary crusher. The quarter's gold production from the Lefroy mill was 110,700 ounces compared with 117,000 ounces previously. The increase in heap leach production from 7,600 ounces in the December quarter to 8,700 ounces this quarter was a result of on-going recovery of gold from slow leaching Mars ore stacked previously.

During the quarter 2.39 million bank cubic metres (BCM's) of ore and waste were mined from the open pit operations compared with 2.37 million BCM in the previous quarter. The average strip ratio increased to 8.5 compared with 4.7 previously with the commencement of the North Revenge pit and on-going development of the Bahama pit. Open pit operations produced 0.7 million tons of ore for the quarter compared with 1.0 million tons for the previous quarter. The open pit ore grade was maintained at 2.3 grams per ton. The majority of ore was mined from the Thunderer and Delta North pits, although the North Revenge and the Leviathan pits contributed to production at the end of the quarter.

Underground operations produced 317,000 tons of ore at 5.5 grams per ton for the quarter compared with 341,100 tons at 5.2 grams per ton in the previous quarter. The majority of this decrease was from a reduction at Leviathan which mined 178,000 tons at 5.3 grams per ton this quarter compared with 209,000 tons at 5.1 grams per ton.

Operating costs, including gold-in-process movements, increased to A$63 million (R358 million) from A$62 million (R348 million) in the previous quarter, reflecting lower direct mining costs in the open pits which was more than offset by the release of gold-in-process from previously stacked Mars ore from the heap leach operation. A price participation royalty calculated at 10 per cent of the average quarterly gold price above A$600 per ounce was payable during the quarter and amounted to A$3 million (R17 million), which was similar to the previous quarter. Total cash costs increased to A$511 per ounce (US$401 per ounce) for the quarter from A$493 per ounce (US$378 per ounce) in the December quarter.

Operating profit was similar at A$36 million (R202 million), the higher gold price offsetting the lower gold production.

Capital expenditure for the March quarter was A$26 million (R148 million) compared with A$22 million (R126 million) in the December quarter. Mine development capital was higher than the previous quarter at A$16 million (R91 million) compared with A$14 million (R81 million) in the previous quarter with the continuation of development at the Bahama pit and commencement of development at the North Revenge pit. Capital works was double the previous quarter at A$2 million (R14 million), due to the construction of the North Orchin emergency tailings disposal system and the installation of an agglomeration drum at the heap leach circuit. Capitalised exploration expenditure was A$7 million (R40 million) for the quarter, compared with A$6 million (R34 million) in the preceding quarter.

Gold production for the June quarter is expected to decrease slightly with a corresponding increase in unit costs since both the Lefroy mill and heap leach facility have planned downtime events during the quarter for a major SAG mill re-line and commissioning of an agglomeration drum respectively.

#### Agnew

| | | March 2007 | December 2006 |
|---|---|---|---|
| Gold produced | - 000'ozs | 46.6 | 53.0 |
| Yield | - g/t | 4.5 | 5.2 |
| Total cash costs | - A$/oz | 426 | 338 |
| | - US$/oz | 334 | 260 |

Gold production for the March quarter was 46,600 ounces, which was 12 per cent down on the December quarter's 53,000 ounces. This was due to lower yields at 4.5 grams per ton compared with 5.2 grams per ton the previous quarter. This was mainly on the back of lower grades from the high grade Kim lode, where sequencing for good geotechnical management constrained mining to lower grade portions of the orebody. In addition, some production from Kim was affected by higher than normal dilution associated with mining adjacent to the Kim fault between the Kim and Kim South lodes. The grade at the Kim lode was down from 16.4 grams per ton to 10.4 grams per ton as a result. The overall underground operations at Waroonga produced 98,000 tons of ore at 9.7 grams per ton, compared with 100,000 tons at 13.1 grams per ton in the December quarter.

Open pit mining at Songvang produced 450,000 tons of ore, significantly up on the 344,000 tons produced during the December quarter and the average grade increased from 1.9 to 2.2 grams per ton. The total volume of ore and waste mined from the pit was 0.72 million BCM compared with 1.2 million BCM during the previous quarter, decreasing the average strip ratio from 9.1 to 3.7 which reflects the reduced working areas available as the pit deepens.

Operating costs, including gold-in-process movements, were A$17 million (R97 million) for the March quarter, some A$1 million above the December quarter. Costs increased by A$2 million due to the completion of the capitalised waste pre-strip at Songvang and the resultant expensing of internal waste as from November 2006, combined with an increase of A$1 million due to increased production at Songvang. This was partially offset by gold-in-process credits as a result of increased Songvang stocks. Total cash costs increased to A$426 per ounce (US$334 per ounce) for the quarter compared with A$338 per ounce (US$260 per ounce) in the preceding quarter, largely as a result of decreased gold production. Operating profit decreased to A$22 million (R122 million) compared with A$27 million (R151 million) quarter on quarter.

Capital expenditure for the March quarter was A$6 million (R33 million) compared with A$10 million (R56 million) in the December quarter. The majority of this decrease was due to a reduction of pre-strip expenditure at Songvang, which was completed in the previous quarter. Capitalised exploration expenditure was maintained at A$2 million (R11 million).

Gold produced during the June quarter is expected to be similar to the March quarter. Cash costs are expected to rise in line with Songvang's associated waste chargeback costs.

### Quarter ended 31 March 2007 compared with quarter ended 31 March 2006

Attributable gold production decreased 3 per cent from 1,023,000 ounces for the quarter ended 31 March 2006 to 989,000 ounces produced in the quarter ended 31 March 2007. A decrease was seen at most operations, partially offset by an increase from Choco 10 of 2,700 attributable ounces, as this operation only included one months results this time last year, and the newly acquired South Deep, which produced 66,000 attributable ounces this quarter.

The South African operations, excluding South Deep, produced 590,000 ounces, compared with 646,000 ounces produced in the March 2006 quarter. The decrease at Driefontein and Beatrix amounted to 33,000 and 36,000 ounces respectively due to lower grades, partially offset by an increase at Kloof of 13,000 ounces due to higher underground tons processed.

At the international operations, excluding Choco 10, production decreased by 47,000 attributable ounces to 333,000 attributable ounces. Tarkwa and Damang decreased by 13,000 and 10,000 attributable ounces respectively. St Ives and Agnew decreased by 15,000 ounces and 9,000 ounces respectively. These decreases resulted from lower grades achieved across the operations.

Revenue increased by 34 per cent in rand terms (increased 15 per cent in US dollar terms) from R3,734 million (US$602 million) to R4,994 million (US$693 million). The higher gold price of R151,184 per kilogram (US$652 per ounce) compared with R109,500 per kilogram (US$555 per ounce), more than offset the lower production.

Operating costs increased from R2,384 million (US$386 million) to R3,165 million (US$439 million), an increase of 33 per cent. This increase includes R303 million (US$42 million) at South Deep and an additional R50 million (US$7 million) at Choco 10. The weaker rand also contributed to the increase in costs as translating costs at the international operations into South African rand accounted for R168 million of this increase. Exchange rates weakened from an average of US$1 = R6.14 to US$1 = R7.21, or 17 per cent and from A$1 = R4.56 to A$1 = R5.66, or 24 per cent quarter on quarter. The balance of the operating cost increase of R260 million (US$36 million) includes R193 million at the South African operations, with the balance of R67 million at the international operations. Total cash costs for the Group increased 16 per cent from US$344 to US$399 per ounce.

At the South African operations operating costs excluding South Deep increased by 13 per cent to R1,709 million for the March 2007 quarter compared with R1,516 million for the same period the previous year. This was due to above inflation wage increases, an increase in equipping and secondary support, an increase in commodity prices, particularly steel, copper, fuel and food, as well as normal inflationary pressures. Unit cash costs excluding South Deep increased from R72,725 to R88,772 per kilogram. At the international operations unit cash costs increased by 24 per cent from US$310 per ounce to US$383 per ounce. This was due to the combined effect of lower gold outputs as a result of lower grades, the increased cost of inputs driven by the commodities boom, increased fleet maintenance costs at Tarkwa and increased power costs in Ghana due to on-mine power generation.

Operating profit at R1,840 million (US$255 million), compared with R1,377 million (US$221 million) in the previous year, with the group benefiting from the higher gold price in all currencies.

Net earnings were R370 million (US$52 million) compared with R504 million (US$80 million) in the March 2006 quarter. This decrease in earnings was largely due to losses resulting from the South Deep acquisition. This was evidenced by the earnings excluding gains and losses on foreign exchange and exceptional items for the March 2007 quarter, which amounted to R512 million (US$71 million) compared with R397 million (US$63 million) in the March 2006 quarter.

# Capital and development projects
## Cerro Corona

During the quarter community relationships remained stable on the Cerro Corona site. Proactive management of community and social issues remained a primary focus in all construction related activities, with a particular emphasis on employment and community contracting. Since October 2006, the fleet of locally hired construction equipment working at the site has doubled in size, with performance based opportunities for all local contractors being provided. Community stakeholder participation remains high with over 50 local contractors and suppliers and almost 900 people from local communities working at site.

There were no significant environmental incidents during the period. Sediment control has been a particular challenge due to above-average rainfall over recent months, coinciding with significant top soil stripping activity. Safety performance on the Project remains good, with only one lost time injury occurring in the financial year.

Surface mining performance over the quarter was below expectations primarily due to poor weather conditions, rain and mist, but also due to shortages of road construction materials and poor haul truck availability. A total of 2.35 million total tons was mined in the quarter (December 2.5 million tons) of which, some 60 per cent was waste and the majority of the balance oxide ore for stockpiling. Very limited sulphide ore mining has been undertaken to reduce the risk of oxidation of these ores. Waste and oxide mining has now exposed mineable sulphide ore blocks which will be left until sulphide ore production commences with commissioning of the concentrator. Mining progress should not affect project start up. In the near term, the mining fleet will focus on production of construction materials from both the surface mine and quarries on the project site. These materials are required for haul road and tailings embankment construction. Unit mining cost performance, at US$1.55 per ton was in line with expectation.

By quarter end the bulk of the engineering had been completed, while on the procurement front, the majority of the major construction packages have now been placed or are in final recommendation stage.

Design revisions have focused on simplifying the design of the tailings embankment to reduce cost and simplify construction of this large structure. This follows a rigorous internal and external review process including an Independent Geotechnical and Tailing Dam Review Board (IGTRB), recognizing the scale and complexity of the tailings management facility. Engineering of these aspects remains on track with final bid documents being released for bidding and adjudication.

During the quarter earth moving activity on the project focused on top soil stripping of the tailings embankment footprint and haul road

construction. The plant site was turned over to the civil, structural and mechanical contractor in early January and construction activities here have centered on bulk concrete works for major foundations.

Completion of construction is forecast for early January 2008, and the project is still expected to commence ore treatment in that month, with shipment of concentrates commencing in that quarter. The greatest schedule risk remains delays in completion of the tailing embankment.

During the quarter cumulative project commitments reached US$220 million (December US$172 million) while cash expenditure in the quarter was US$46 million (December US$46 million). The total capital construction cost for the Project remains forecast at US$343 million.

## Arctic Platinum

North American Palladium Finland OY ("NAPF") and Gold Fields exploration technical staff continued to review drilling results and processing options during the quarter. The third party engineering firm retained by NAPF issued a preliminary Scoping Study for review. Gold Fields has commented on this study and expects a final report by the fourth quarter of financial 2007.

# Exploration and corporate development

Gold Fields completed drilling on five projects during the quarter on its greenfield exploration sites. At the Essakane project in Burkina Faso (GFI earning 60 per cent), a new resource estimate was completed and the commercial and operating agreements executed with Orezone Resources Inc (TSX: "OZN"). Resources reporting within a US$650 per ounce pit shell at a 1.0 gram per ton cut-off are estimated at 43 million tons at 2.4 grams per ton gold for a total of 3.1 million ounces. More than 80 per cent of this inventory is classed as Indicated Resource. The Bankable Feasibility Study is underway and completion is expected in the September 2007 quarter.

On the Sankarani project (GFI earning 65 per cent) in south-western Mali, presently operated by partner Glencar Mining plc (AIM: "GEX"), follow-up diamond drilling was completed on the Kabaya South target during the quarter. At the 80 per cent owned Kisenge project in the southern DRC most results for the previously completed aircore and diamond drilling programme were received during the quarter. While these results do not support conclusively the association of gold mineralization with conglomerates as at Tarkwa in Ghana, there does appear to be a closer analogue with the Damang Mine. Plans are near completion for finalising a significant drilling programme during the remainder of the year at Kisenge.

At the Central Victoria project in Australia, aircore and diamond drilling continued to define the newly discovered parallel trend located to the east of Lockington trend. Results received to date support two potentially significant mineralized trends but we have yet to attain consistent intersections defining an underground mineable resource. The programmes are still in the early stages of evaluating these mineralised trends discovered under shallow cover. At the New South Wales generative programme being completed with a subsidiary company owned by GeoInformatics Exploration Inc (TSX Venture: "GXL"), additional tenements were acquired.

In China, the previously announced strategic alliance with Sino Gold Limited (ASX: "SGX") included the transfer of properties and Gold Fields staff as well as progressing negotiations on the definitive operating agreement. Gold Fields currently owns 17.3 per cent of SGX subsequent to their successful secondary listing on the Hong Kong Stock Exchange in March.

A 2,500 metre reverse circulation drill programme was completed at the 100 per cent owned Isla Project in northern Chile evaluating the high sulfidation – epithermal Au potential of this old native sulfur mineral occurrence. Results did not yield any economic intersections and the project will be relinquished.

Diamond drilling continued on the Las Tres Palmas project in the Dominican Republic with partner GoldQuest Mining Corp (TSX Venture: "GQC"). Results received to date appear to have defined the northern limit of the Las Tres Palmas system. An additional 500 metres of diamond drilling was completed on the Resbalosa target during the quarter.

# Corporate

## Gold Fields successfully completes capital raising

On 31 January 2007 the capital raising announced earlier, of 79 million new shares in Gold Fields, was completed. On 2 February, JPMorgan and Citigroup acting as joint global co-ordinators and joint bookrunners in the capital raising exercised in-full the over-allotment option granted by Gold Fields. Gold Fields issued an additional 11.85 million new ordinary shares at R113.50 per share to cover this allotment, this being the offer price achieved in the Capital Raising.

Following the exercise of the over-allotment option, the total number of new ordinary shares issued in terms of the capital raising was 90.85 million. This represents approximately 16.2 per cent of Gold Fields' issued ordinary share capital prior to the capital raising. Based on the offer price of R113.50 per share, the gross proceeds received by Gold Fields amounted to approximately R10.3 billion (US$1.4 billion). These proceeds were used to repay debt incurred for purposes of Gold Fields' acquisition of Barrick Gold Corporation's 50 per cent interest in the South Deep asset and its rights under the joint venture agreement with Western Areas.

## Close out of Western Areas gold derivative structure

The Western Areas gold derivative structure was closed out on 24 January 2007, for settlement 30 January 2007, by purchasing the net delta of 1.005 million ounces of gold at an average price of US$622.14. The total settlement cost, which includes the deferred premium, was US$528 million. The total settlement cost was funded by drawing down under the bridge loan facility arranged by JP Morgan and Citibank.

## Acquisition of remaining shares of Western Areas Limited completed

On 10 April 2007 the successful implementation of Section 440K of the Companies Act and the consequent acquisition by Gold Fields of all the remaining Western Areas Limited shares not already held by Gold Fields was announced.

As a result Gold Fields now owns 100 per cent of the share capital of Western Areas, whose listing on the JSE was terminated on 30 March 2007. As a consequence, the existing board of Western Areas will be replaced by a board of Gold Fields nominees.

## US$750 million syndicated revolving credit facility

ABN AMRO and Barclays Capital have been mandated as Mandated Lead Arranges and Joint Bookrunners for a US$750 million syndicated dual tranche revolving credit facility. The syndication was launched on 16 April 2007.

The facility will be used by Gold Fields for refinancing of its existing debt and for general corporate funding purposes. It is structured as a five year revolving credit facility of US$500 million and a 364 day facility of US$250 million with bullet repayments.

## Gill Marcus joins the Gold Fields Board

The Board is pleased to announce that Ms Gill Marcus has been appointed as a non-executive director of the company with effect from 14 February 2007.

Ms Gill Marcus has been the executive chairperson of Western Areas Limited from 17 November 2005 to 31 March 2007 and chairperson of the Executive Committee and member of the Placer Dome Western Areas JV Board. She was a member of the ANC National Executive Committee from 1991 to 1999 and Member of Parliament from 1994 to 1999. Ms Marcus served as Deputy Minister of Finance from 1996 to 1999. She served as Deputy Governor of the South African Reserve Bank from 1999 to 2004. She is Professor: Policy, Leadership and Gender Studies at the Gordon Institute of Business Science, board member of Bidvest Limited and the International Marketing Council, and also serves on the Advisory Board of the Auditor General. Ms Marcus is also Chairperson elect of ABSA Group and ABSA Bank. The appointment will be effective as from 1 July 2007.

## New Executive Vice President for International Operations

We are pleased to announce the appointment of Glenn Baldwin who has agreed to head up the international operations. This came about as a result of Terence Goodlace's move from the position of head of international operations to head up the South African operations as announced on 9 January 2007.

Glenn, who has considerable experience in the mining industry in South Africa and abroad, joined Gold Fields on 1 April 2007, and is based in Johannesburg.

# Change in accounting policy

## Capitalisation of costs relating to Ore Reserve Development (ORD)

On 1 July 2006, the Group changed its accounting policy on Ore Reserve Development ("ORD") costs. These costs are now capitalised and amortised over the period the Group expects to consume the economic benefits relating to ORD. Previously, ORD costs were expensed. The change in accounting policy has been applied retrospectively for the earliest comparative period presented in terms of IAS8 Accounting policies, changes in accounting estimates and errors.

ORD is all off-reef development that allows access to reserves that are economically recoverable in the future. ORD includes, but is not limited to, crosscuts, footwalls, return airways and box holes. The cost of developing access ways and other infrastructure creates for the Group probable economic benefits that, in combination with other assets at its mining operations, contribute directly to the future cash inflows of the Group. The change in accounting policy will therefore allow for improved financial reporting and will align the Group's policy with those of its global industry peers.

The effect of the change in accounting policy for the last 3 years is an after tax net credit to earnings of:
F2006    -    R81.5 million
F2005    -    R100.7 million
F2004    -    R363.9 million

The impact of the change in accounting policy for the March 2007 quarter, is a net credit to earnings of R75 million. The net credit to earnings in the December 2006 quarter amounted to R40 million. For the March 2006 quarter the impact was a net credit to earnings of R21 million.

The corresponding entry for the above adjustments was to increase property, plant and equipment and deferred tax liabilities.

# Outlook

Gold production for the June quarter is estimated at just over 1 million attributable ounces. Cash costs should reduce in line with the increased production.

# Basis of accounting

The unaudited results for the quarter and nine months have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the March 2007 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year other than the change in accounting policy referred to.

I.D. Cockerill
Chief Executive Officer
3 May 2007

# Income statement

International Financial Reporting Standards Basis

*Figures are in millions unless otherwise stated*

| South African Rand | | Quarter | | | Nine months to | |
|---|---|---|---|---|---|---|
| | | **March 2007** | December 2006 | Restated March 2006 | **March 2007** | Restated March 2006 |
| Revenue | | **4,994.2** | 4,854.4 | 3,734.4 | **14,580.5** | 10,235.7 |
| Operating costs | | **3,165.2** | 2,974.7 | 2,384.2 | **8,903.5** | 7,007.2 |
| Gold inventory change | | **(11.1)** | (89.7) | (26.4) | **(119.1)** | (36.1) |
| **Operating profit** | | **1,840.1** | 1,969.4 | 1,376.6 | **5,796.1** | 3,264.6 |
| Amortisation and depreciation | | **704.3** | 745.1 | 542.0 | **2,130.1** | 1,575.9 |
| **Net operating profit** | | **1,135.8** | 1,224.3 | 834.6 | **3,666.0** | 1,688.7 |
| Net interest (paid)/received | | **(111.9)** | (26.6) | (6.9) | **(121.8)** | 10.7 |
| (Loss)/gain on foreign exchange | | **(379.7)** | 263.6 | 80.4 | **(119.0)** | 80.5 |
| Loss on financial instruments | | **(35.2)** | (19.2) | (20.2) | **(63.8)** | (47.8) |
| Other expenses | | **(26.8)** | (63.9) | (83.5) | **(119.4)** | (131.3) |
| Exploration | | **(75.6)** | (64.9) | (33.6) | **(206.1)** | (153.9) |
| **Profit before tax and exceptional items** | | **506.6** | 1,313.3 | 770.8 | **3,035.9** | 1,446.9 |
| Exceptional gain | | **192.0** | 7.8 | 53.2 | **208.5** | 57.7 |
| **Profit before taxation** | | **698.6** | 1,321.1 | 824.0 | **3,244.4** | 1,504.6 |
| Mining and income taxation | | **261.9** | 480.2 | 234.6 | **1,206.3** | 503.6 |
| - Normal taxation | | **232.5** | 259.4 | 156.1 | **743.6** | 351.3 |
| - Deferred taxation | | **29.4** | 220.8 | 78.5 | **462.7** | 152.3 |
| **Net profit** | | **436.7** | 840.9 | 589.4 | **2,038.1** | 1,001.0 |
| Attributable to: | | | | | | |
| - Ordinary shareholders | | **370.4** | 766.8 | 503.7 | **1,835.0** | 852.2 |
| - Minority shareholders | | **66.3** | 74.1 | 85.7 | **203.1** | 148.8 |
| **Exceptional items:** | | | | | | |
| Profit on sale of investments | | **182.3** | 4.7 | 28.5 | **187.4** | 30.3 |
| Profit on sale of assets | | **10.0** | 2.8 | 24.5 | **21.1** | 24.5 |
| Other | | **(0.3)** | 0.3 | 0.2 | **-** | 2.9 |
| **Total exceptional items** | | **192.0** | 7.8 | 53.2 | **208.5** | 57.7 |
| Taxation | | **(49.2)** | (2.7) | (14.1) | **(55.0)** | (15.3) |
| **Net exceptional items after tax and minorities** | | **142.8** | 5.1 | 39.1 | **153.5** | 42.4 |
| Net earnings | | **370.4** | 766.8 | 503.7 | **1,835.0** | 852.2 |
| Net earnings per share (cents) | | **60** | 148 | 102 | **337** | 173 |
| Diluted earnings per share (cents) | | **57** | 137 | 94 | **314** | 164 |
| Headline earnings | | **227.6** | 761.7 | 466.6 | **1,681.5** | 811.8 |
| Headline earnings per share (cents) | | **37** | 147 | 94 | **309** | 164 |
| Net earnings excluding gains and losses on foreign exchange and exceptional items | | **512.0** | 563.6 | 396.7 | **1,810.0** | 762.4 |
| Net earnings per share excluding gains and losses on foreign exchange and exceptional items (cents) | | **83** | 108 | 80 | **333** | 154 |
| Gold sold – managed | kg | **33,034** | 33,598 | 34,104 | **99,947** | 101,457 |
| Gold price received | R/kg | **151,184** | 144,485 | 109,500 | **145,882** | 100,887 |
| Total cash costs | R/kg | **92,490** | 83,707 | 67,831 | **85,328** | 67,026 |

# Income statement

International Financial Reporting Standards Basis

*Figures are in millions unless otherwise stated*

| United States Dollars | Quarter | | | Nine months to | |
|---|---|---|---|---|---|
| | March 2007 | December 2006 | Restated March 2006 | March 2007 | Restated March 2006 |
| Revenue | 692.6 | 657.6 | 602.2 | 2,016.7 | 1,599.3 |
| Operating costs | 438.9 | 403.4 | 385.8 | 1,231.5 | 1,094.8 |
| Gold inventory change | (1.6) | (12.3) | (4.1) | (16.5) | (5.6) |
| **Operating profit** | 255.3 | 266.5 | 220.5 | 801.7 | 510.1 |
| Amortisation and depreciation | 97.7 | 101.0 | 87.6 | 294.6 | 246.2 |
| **Net operating profit** | 157.6 | 165.5 | 132.9 | 507.1 | 263.9 |
| Net interest (paid)/received | (15.4) | (3.8) | (1.0) | (16.8) | 1.7 |
| (Loss)/gain on foreign exchange | (52.5) | 36.4 | 12.6 | (16.5) | 12.6 |
| Loss on financial instruments | (4.8) | (2.7) | (3.3) | (8.8) | (7.5) |
| Other expenses | (3.7) | (8.7) | (13.2) | (16.5) | (20.5) |
| Exploration | (10.5) | (8.7) | (5.5) | (28.5) | (24.0) |
| **Profit before tax and exceptional items** | 70.7 | 178.0 | 122.5 | 420.0 | 226.2 |
| Exceptional gain | 26.5 | 1.1 | 8.3 | 28.8 | 9.0 |
| **Profit before taxation** | 97.2 | 179.1 | 130.8 | 448.8 | 235.2 |
| Mining and income taxation | 36.4 | 65.0 | 37.4 | 166.8 | 78.7 |
|   - Normal taxation | 32.2 | 35.1 | 25.0 | 102.8 | 54.9 |
|   - Deferred taxation | 4.2 | 29.9 | 12.4 | 64.0 | 23.8 |
| **Net profit** | 60.8 | 114.1 | 93.4 | 282.0 | 156.5 |
| Attributable to: | | | | | |
|   - Ordinary shareholders | 51.6 | 104.0 | 79.8 | 253.9 | 133.2 |
|   - Minority shareholders | 9.2 | 10.1 | 13.6 | 28.1 | 23.3 |
| **Exceptional items:** | | | | | |
| Profit on sale of investments | 25.2 | 0.7 | 4.4 | 25.9 | 4.7 |
| Profit on sale of assets | 1.4 | 0.3 | 3.8 | 2.9 | 3.8 |
| Other | (0.1) | 0.1 | 0.1 | - | 0.5 |
| **Total exceptional items** | 26.5 | 1.1 | 8.3 | 28.8 | 9.0 |
| Taxation | (6.8) | (0.4) | (2.1) | (7.6) | (2.3) |
| **Net exceptional items after tax and minorities** | 19.7 | 0.7 | 6.2 | 21.2 | 6.7 |
| Net earnings | 51.6 | 104.0 | 79.8 | 253.9 | 133.2 |
| Net earnings per share (cents) | 8 | 20 | 16 | 47 | 27 |
| Diluted earnings per share (cents) | 7 | 19 | 15 | 43 | 26 |
| Headline earnings | 31.9 | 103.3 | 73.9 | 232.7 | 126.8 |
| Headline earnings per share (cents) | 5 | 20 | 15 | 43 | 26 |
| Net earnings excluding gains and losses on foreign exchange and exceptional items | 71.0 | 76.0 | 63.0 | 250.3 | 119.1 |
| Net earnings per share excluding gains and losses on foreign exchange and exceptional items (cents) | 11 | 15 | 13 | 46 | 24 |
| South African rand/United States dollar conversion rate | 7.21 | 7.38 | 6.14 | 7.23 | 6.40 |
| South African rand/Australian dollar conversion rate | 5.66 | 5.66 | 4.56 | 5.52 | 4.80 |
| Gold sold – managed     ozs (000) | 1,062 | 1,080 | 1,096 | 3,213 | 3,261 |
| Gold price received     $/oz | 652 | 609 | 555 | 628 | 490 |
| Total cash costs     $/oz | 399 | 353 | 344 | 367 | 326 |

# Balance sheet

International Financial Reporting Standards Basis

*Figures are in millions unless otherwise stated*

| | South African Rand | | United States Dollars | |
|---|---|---|---|---|
| | **March 2007** | Restated June 2006 | **March 2007** | Restated June 2006 |
| Property, plant and equipment | **45,228.7** | 24,069.5 | **6,281.8** | 3,239.5 |
| Non-current assets | **564.2** | 484.0 | **78.4** | 65.1 |
| Investments | **2,143.4** | 2,483.9 | **297.7** | 334.3 |
| Current assets | **5,801.4** | 4,351.2 | **805.7** | 585.6 |
|   - Other current assets | **3,473.6** | 2,733.7 | **482.4** | 367.9 |
|   - Cash and deposits | **2,327.8** | 1,617.5 | **323.3** | 217.7 |
| **Total assets** | **53,737.7** | 31,388.6 | **7,463.6** | 4,224.5 |
| Shareholders' equity | **39,211.3** | 19,851.5 | **5,446.0** | 2,671.8 |
| Deferred taxation | **3,341.9** | 5,454.7 | **464.2** | 734.1 |
| Long-term loans | **2,286.6** | 2,021.6 | **317.6** | 272.1 |
| Environmental rehabilitation provisions | **1,149.6** | 1,079.3 | **159.7** | 145.3 |
| Post-retirement health care provisions | **21.3** | 18.0 | **3.0** | 2.4 |
| Current liabilities | **7,727.0** | 2,963.5 | **1,073.1** | 398.8 |
|   - Other current liabilities | **3,405.5** | 2,641.8 | **472.9** | 355.5 |
|   - Current portion of long-term loans | **4,321.5** | 321.7 | **600.2** | 43.3 |
| **Total equity and liabilities** | **53,737.7** | 31,388.6 | **7,463.6** | 4,224.5 |
| South African rand/US dollar conversion rate | | | **7.20** | 7.43 |
| South African rand/Australian dollar conversion rate | | | **5.80** | 5.44 |

# Condensed statement of changes in equity

International Financial Reporting Standards Basis

*Figures are in millions unless otherwise stated*

| | South African Rand | | United States Dollars | |
|---|---|---|---|---|
| | **March 2007** | Restated March 2006 | **March 2007** | Restated March 2006 |
| Balance at the beginning of the financial year | **19,851.5** | 16,534.1 | **2,671.8** | 2,467.8 |
| Effect of change in accounting policy – capitalisation of ORD costs | **-** | 464.6 | **-** | 69.3 |
| Issue of share capital | **77.8** | 0.9 | **10.8** | 0.1 |
| Increase in share premium | **18,196.3** | 46.1 | **2,527.3** | 7.3 |
| Marked to market valuation of listed investments | **184.4** | 247.7 | **25.6** | 38.7 |
| Dividends paid | **(1,130.9)** | (431.8) | **(157.1)** | (67.6) |
| Increase in share-based payment reserve | **60.0** | 46.4 | **8.3** | 7.3 |
| Profit attributable to ordinary shareholders | **1,835.0** | 852.2 | **253.9** | 133.1 |
| Profit attributable to minority shareholders | **203.1** | 148.8 | **28.1** | 23.3 |
| (Decrease)/increase in minority interests | **(100.6)** | 62.5 | **(11.6)** | 9.8 |
| Currency translation adjustment and other | **34.7** | (770.5) | **88.9** | 49.9 |
| **Balance as at the end of March** | **39,211.3** | 17,201.0 | **5,446.0** | 2,739.0 |

# Reconciliation of quarterly headline earnings with net earnings

International Financial Reporting Standards Basis

*Figures are in millions unless otherwise stated*

| | South African Rand | | | United States Dollars | | |
|---|---|---|---|---|---|---|
| | **March 2007** | December 2006 | Restated March 2006 | **March 2007** | December 2006 | Restated March 2006 |
| **Net earnings** | **370.4** | 766.8 | 503.7 | **51.6** | 104.0 | 79.8 |
| Profit on sale of investments | **(182.3)** | (4.7) | (28.5) | **(25.2)** | (0.7) | (4.4) |
| Taxation effect of profit on sale of investments | **47.3** | - | - | **6.5** | - | - |
| Profit on sale of assets | **(10.0)** | (2.8) | (24.5) | **(1.4)** | (0.3) | (3.8) |
| Taxation effect of profit on sale of assets | **1.9** | 2.7 | 14.1 | **0.3** | 0.4 | 2.1 |
| Other after tax adjustments | **0.3** | (0.3) | 1.8 | **0.1** | (0.1) | 0.2 |
| **Headline earnings** | **227.6** | 761.7 | 466.6 | **31.9** | 103.3 | 73.9 |
| Headline earnings per share – cents | **37** | 147 | 94 | **5** | 20 | 15 |
| Based on headline earnings as given above divided by 620,105,799 (December 2006 – 517,356,586 and March 2006 – 494,075,334) being the weighted average number of ordinary shares in issue for the period | | | | | | |

# Cash flow statement

International Financial Reporting Standards Basis

*Figures are in millions unless otherwise stated*

| South African Rand | Quarter | | | Nine months to | |
|---|---|---|---|---|---|
| | **March 2007** | December 2006 | Restated March 2006 | **March 2007** | Restated March 2006 |
| **Cash flows from operating activities** | **(2,615.1)** | 1,381.2 | 1,399.7 | **375.4** | 2,635.0 |
| Profit before tax and exceptional items | **506.6** | 1,313.3 | 770.8 | **3,035.9** | 1,446.9 |
| Exceptional items | **192.0** | 7.8 | 53.2 | **208.5** | 57.7 |
| Amortisation and depreciation | **704.3** | 745.1 | 542.0 | **2,130.1** | 1,575.9 |
| Change in working capital | **(131.8)** | (320.9) | 228.7 | **(442.8)** | (158.1) |
| Taxation paid | **(177.6)** | (85.6) | (134.9) | **(578.0)** | (269.7) |
| Settlement of Western Areas hedge | **(3,893.8)** | - | - | **(3,893.8)** | - |
| Other non-cash items | **185.2** | (278.5) | (60.1) | **(84.5)** | (17.7) |
| **Dividends paid** | **(585.5)** | - | (235.0) | **(1,141.4)** | (431.8) |
| Ordinary shareholders | **(585.5)** | - | (197.7) | **(1,130.9)** | (394.5) |
| Minority shareholders in subsidiaries | **-** | - | (37.3) | **(10.5)** | (37.3) |
| **Cash flows from investing activities** | **(1,419.8)** | (10,135.8) | (3,423.2) | **(12,862.8)** | (4,559.2) |
| Capital expenditure – additions | **(1,341.4)** | (1,376.0) | (662.0) | **(3,905.4)** | (1,764.8) |
| Capital expenditure – proceeds on disposal | **11.0** | 2.9 | 21.9 | **22.3** | 29.7 |
| Purchase of subsidiaries | **(30.9)** | (8,676.8) | (2,631.8) | **(8,707.7)** | (2.631.8) |
| Purchase of investments | **(349.6)** | (77.5) | (156.1) | **(548.5)** | (195.0) |
| Proceeds on the disposal of investments | **305.7** | 6.9 | 8.2 | **314.8** | 16.6 |
| Environmental and post-retirement health care payments | **(14.6)** | (15.3) | (3.4) | **(38.3)** | (13.9) |
| **Cash flows from financing activities** | **5,500.4** | 9,016.4 | 835.8 | **14,347.9** | 635.6 |
| Loans received | **4,439.9** | 9,057.9 | 986.7 | **13,497.8** | 986.7 |
| Loans repaid | **(9,035.6)** | - | (147.5) | **(9,191.2)** | (287.5) |
| Minority shareholders loans repaid | **-** | (44.6) | (44.0) | **(90.1)** | (110.6) |
| Shares issued | **10,096.1** | 3.1 | 40.6 | **10,131.4** | 47.0 |
| | | | | | |
| **Net cash inflow/(outflow)** | **880.0** | 261.8 | (1,422.7) | **719.1** | (1,720.4) |
| Translation adjustment | **35.3** | (73.2) | (13.0) | **(8.8)** | (153.1) |
| Cash at beginning of period | **1,412.5** | 1,223.9 | 2,937.2 | **1,617.5** | 3,375.0 |
| **Cash at end of period** | **2,327.8** | 1,412.5 | 1,501.5 | **2,327.8** | 1,501.5 |

| United States Dollars | Quarter | | | Nine months to | |
|---|---|---|---|---|---|
| | **March 2007** | December 2006 | Restated March 2006 | **March 2007** | Restated March 2006 |
| **Cash flows from operating activities** | **(358.9)** | 189.8 | 221.7 | **57.6** | 416.1 |
| Profit before tax and exceptional item-s | **70.7** | 178.0 | 122.5 | **420.0** | 226.1 |
| Exceptional items | **26.5** | 1.1 | 8.3 | **28.8** | 9.0 |
| Amortisation and depreciation | **97.7** | 101.0 | 87.6 | **294.6** | 246.2 |
| Change in working capital | **(18.2)** | (44.4) | 34.6 | **(61.2)** | (24.7) |
| Taxation paid | **(26.6)** | (7.4) | (22.0) | **(78.3)** | (37.7) |
| Settlement of Western Areas hedge | **(534.6)** | - | - | **(534.6)** | - |
| Other non-cash items | **25.6** | (38.5) | (9.3) | **(11.7)** | (2.8) |
| **Dividends paid** | **(81.4)** | - | (38.2) | **(159.7)** | (67.6) |
| Ordinary shareholders | **(81.4)** | - | (32.4) | **(158.2)** | (61.8) |
| Minority shareholders in subsidiaries | **-** | - | (5.8) | **(1.5)** | (5.8) |
| **Cash flows from investing activities** | **(198.7)** | (1,396.4) | (554.8) | **(1,779.2)** | (729.0) |
| Capital expenditure – additions | **(186.1)** | (186.8) | (106.6) | **(540.2)** | (275.7) |
| Capital expenditure – proceeds on disposal | **1.5** | 0.4 | 3.4 | **3.1** | 4.6 |
| Purchase of subsidiaries | **(5.9)** | (1,198.5) | (427.8) | **(1,204.4)** | (427.8) |
| Purchase of investments | **(48.4)** | (10.4) | (24.5) | **(75.9)** | (30.5) |
| Proceeds on the disposal of investments | **42.2** | 1.0 | 1.3 | **43.5** | 2.6 |
| Environmental and post-retirement health care payments | **(2.0)** | (2.1) | (0.6) | **(5.3)** | (2.2) |
| **Cash flows from financing activities** | **756.0** | 1,261.4 | 129.8 | **1,993.6** | 98.8 |
| Loans received | **609.4** | 1,265.7 | 154.2 | **1,875.1** | 154.2 |
| Loans repaid | **(1,249.8)** | 0.4 | (23.4) | **(1,271.3)** | (44.9) |
| Minority shareholders loans repaid | **-** | (5.1) | (7.3) | **(11.5)** | (17.8) |
| Shares issued | **1,396.4** | 0.4 | 6.3 | **1,401.3** | 7.3 |
| | | | | | |
| **Net cash inflow/(outflow)** | **117.0** | 54.8 | (241.5) | **112.3** | (281.7) |
| Translation adjustment | **3.9** | (13.4) | 19.5 | **(6.7)** | 17.1 |
| Cash at beginning of period | **202.4** | 161.0 | 461.1 | **217.7** | 503.7 |
| **Cash at end of period** | **323.3** | 202.4 | 239.1 | **323.3** | 239.1 |

# Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price.  However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Gold Fields has various currency financial instruments - those remaining are described in the schedule.

**Position at end of March 2007**

**Western Areas Limited Gold Derivative Structure**

The Western Areas Limited gold derivative structure was closed out on 24 January 2007, by purchasing the net delta of 1.005 million ounces of gold at a total cost of US$527.8 million for settlement 30 January 2007 by drawing down this amount under the bridge loan facility arranged by JP Morgan and Citibank.

**US Dollars / Rand forward purchases**

As a result of the draw down under the bridge loan facility to settle the close-out of the gold derivative structure, US dollars / Rand forward cover was purchased during the quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of 7.3279, this cover was established at an average spot rate of 7.1918. For accounting purposes, this forward cover has been designated as a hedging instrument.  As a result the gains and losses on the US$550.8 million forward cover have been accounted for under (loss)/gain on foreign exchange.

The interest payable on the above loan was covered forward by purchasing US$7.6 million at an average rate of 7.4299 for value 30 April 2007.

| Year ended 30 June | | **2007** | **2008** |
|---|---|---|---|
| Forward purchases: | | | |
| Amount (US Dollars) | - 000's | 7,600 | 550,800 |
| Average rate forward | - (ZAR/US$) | 7.4299 | 7.3279 |

The marked to market value of the US$550.8 million forward cover was negative by R11.7 million (US$1.6 million). The marked to market value of the US$7.6 million forward cover was negative by R1.5 million (US$0.2 million).

US Dollars / Rand forward purchases totaling US$30 million was closed out on 20 March 2007 at a rate of 7.4245 for value 6 June 2007, realising a profit since inception of R8.1 million (US$1.1 million).

**US Dollars / Australian Dollars call options**

The US Dollars / Australian Dollars call options maturing at the end of December 2006 was exercised and settled at an average rate of 0.7863 realising a profit of US$0.6 million.

**Diesel Hedge**

On 3 July 2006, Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements.  The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of US$0.5716 per litre (US$676.20 per metric ton).  This equates to US$73.89 per barrel brent crude.  The price at the end of March was US$60.60 per barrel and US$0.4570 cents per litre respectively.  The balance of the unexpired options are given below:

| Year ended 30 June | | **2007** |
|---|---|---|
| Forward purchases: | | |
| Amount (litres) | - 000's | 19,600 |
| Strike price | - US$/litre | 0.5716 |
| Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,183 | | |

The marked to market value of all transactions making up the position above was a positive US$0.02 million.  The value was based on an IPE Gasoil price of US$0.4589 per litre (US$542.88 per metric ton).  The value was based on the prevailing interest rates and volatilities at the time.

# Total cash costs

Gold Institute Industry Standard

*All figures are in Rand millions unless otherwise stated*

| | | Total Mine Operations | South African Operations | | | | | International Operations | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Total | Driefontein | Kloof | Beatrix | South Deep+ | Total | Ghana Tarkwa | Damang | Venezuela Choco 10 | Australia # St Ives | Agnew |
| **Operating costs** [1] | **March 2007** | **3,165.2** | **2,012.0** | **677.3** | **643.5** | **387.9** | **303.3** | **1,153.2** | **465.8** | **160.2** | **64.6** | **329.6** | **133.0** |
| | December 2006 | 2,974.7 | 1,794.7 | 660.5 | 629.1 | 392.1 | 113.0 | 1,180.0 | 454.4 | 165.8 | 78.4 | 372.2 | 109.2 |
| | Financial year to date | 8,903.5 | 5,450.7 | 1,987.8 | 1,888.1 | 1,158.5 | 416.3 | 3,452.8 | 1,348.7 | 468.4 | 212.6 | 1,093.8 | 329.3 |
| Gold-in-process and | **March 2007** | **(0.8)** | **35.0** | **-** | **-** | **-** | **35.0** | **(35.8)** | **(16.6)** | **1.5** | **(19.9)** | **19.4** | **(20.2)** |
| inventory change* | December 2006 | (69.4) | (21.8) | - | - | - | (21.8) | (47.6) | (25.0) | 3.0 | (0.2) | (14.8) | (10.6) |
| | Financial year to date | (83.5) | 13.2 | - | - | - | 13.2 | (96.7) | (44.8) | 12.3 | (24.2) | (7.8) | (32.2) |
| Less: | **March 2007** | **8.8** | **6.4** | **3.0** | **2.0** | **1.4** | **-** | **2.4** | **0.8** | **-** | **-** | **1.6** | **-** |
| Rehabilitation costs | December 2006 | 8.9 | 6.4 | 3.0 | 2.0 | 1.4 | - | 2.5 | 0.8 | - | - | 1.7 | - |
| | Financial year to date | 26.4 | 19.2 | 9.0 | 6.0 | 4.2 | - | 7.2 | 2.3 | - | - | 4.9 | - |
| Production taxes | **March 2007** | **2.6** | **2.6** | **0.2** | **2.5** | **(0.1)** | **-** | **-** | **-** | **-** | **-** | **-** | **-** |
| | December 2006 | 6.5 | 6.5 | 2.5 | 2.5 | 1.5 | - | - | - | - | - | - | - |
| | Financial year to date | 16.3 | 16.3 | 6.0 | 7.5 | 2.8 | - | - | - | - | - | - | - |
| General and admin | **March 2007** | **139.8** | **82.8** | **29.6** | **24.4** | **17.8** | **11.0** | **57.0** | **25.8** | **4.2** | **11.9** | **10.1** | **5.0** |
| | December 2006 | 132.8 | 71.0 | 28.9 | 24.5 | 17.6 | - | 61.8 | 27.3 | 4.4 | 10.6 | 15.4 | 4.1 |
| | Financial year to date | 395.7 | 225.5 | 87.5 | 73.0 | 54.0 | 11.0 | 170.2 | 76.5 | 12.3 | 34.1 | 35.4 | 11.9 |
| Exploration costs | **March 2007** | **12.9** | **-** | **-** | **-** | **-** | **-** | **12.9** | **-** | **5.9** | **-** | **6.3** | **0.7** |
| | December 2006 | 7.8 | - | - | - | - | - | 7.8 | - | 0.7 | - | 6.4 | 0.7 |
| | Financial year to date | 29.5 | - | - | - | - | - | 29.5 | - | 8.7 | - | 18.8 | 2.0 |
| **Cash operating costs** | **March 2007** | **3,000.3** | **1,955.2** | **644.5** | **614.6** | **368.8** | **327.3** | **1,045.1** | **422.6** | **151.6** | **32.8** | **331.0** | **107.1** |
| | December 2006 | 2,749.3 | 1,689.0 | 626.1 | 600.1 | 371.6 | 91.2 | 1,060.3 | 401.3 | 163.7 | 67.6 | 333.9 | 93.8 |
| | Financial year to date | 8,352.1 | 5,202.9 | 1,885.3 | 1,801.6 | 1,097.5 | 418.5 | 3,149.2 | 1,225.1 | 459.7 | 154.3 | 1,026.9 | 283.2 |
| Plus: | **March 2007** | **2.6** | **2.6** | **0.2** | **2.5** | **(0.1)** | **-** | **-** | **-** | **-** | **-** | **-** | **-** |
| Production taxes | December 2006 | 6.5 | 6.5 | 2.5 | 2.5 | 1.5 | - | - | - | - | - | - | - |
| | Financial year to date | 16.3 | 16.3 | 6.0 | 7.5 | 2.8 | - | - | - | - | - | - | - |
| Royalties | **March 2007** | **52.4** | | **-** | **-** | **-** | **-** | **52.4** | **24.3** | **7.2** | **1.3** | **14.4** | **5.2** |
| | December 2006 | 56.6 | - | - | - | - | - | 56.6 | 24.4 | 6.6 | 4.0 | 13.8 | 7.8 |
| | Financial year to date | 159.9 | - | - | - | - | - | 159.9 | 71.8 | 20.2 | 7.4 | 42.0 | 18.5 |
| **TOTAL CASH COSTS** [2] | **March 2007** | **3,055.3** | **1,957.8** | **644.7** | **617.1** | **368.7** | **327.3** | **1,097.5** | **446.9** | **158.8** | **34.1** | **345.4** | **112.3** |
| | December 2006 | 2,812.4 | 1,695.5 | 628.6 | 602.6 | 373.1 | 91.2 | 1,116.9 | 425.7 | 170.3 | 71.6 | 347.7 | 101.6 |
| | Financial year to date | 8,528.3 | 5,219.2 | 1,891.3 | 1,809.1 | 1,100.3 | 418.5 | 3,309.1 | 1,296.9 | 479.9 | 161.7 | 1,068.9 | 301.7 |
| Plus: | **March 2007** | **638.3** | **335.6** | **119.6** | **125.5** | **35.4** | **55.1** | **302.7** | **67.5** | **8.6** | **7.0** | **219.6** | |
| Amortisation* | December 2006 | 690.0 | 372.7 | 122.4 | 151.3 | 89.7 | 9.3 | 317.3 | 66.9 | 9.6 | 13.9 | 226.9 | |
| | Financial year to date | 1,972.1 | 1,051.1 | 361.8 | 416.3 | 208.6 | 64.4 | 921.0 | 200.9 | 25.3 | 33.6 | 661.2 | |
| Rehabilitation | **March 2007** | **8.8** | **6.4** | **3.0** | **2.0** | **1.4** | **-** | **2.4** | **0.8** | **-** | **-** | **1.6** | |
| | December 2006 | 8.9 | 6.4 | 3.0 | 2.0 | 1.4 | - | 2.5 | 0.8 | - | - | 1.7 | |
| | Financial year to date | 26.4 | 19.2 | 9.0 | 6.0 | 4.2 | - | 7.2 | 2.3 | - | - | 4.9 | |
| **TOTAL PRODUCTION COSTS** [3] | **March 2007** | **3,702.4** | **2,299.8** | **767.3** | **744.6** | **405.5** | **382.4** | **1,402.6** | **515.2** | **167.4** | **41.1** | **678.9** | |
| | December 2006 | 3,511.3 | 2,074.6 | 754.0 | 755.9 | 464.2 | 100.5 | 1,436.7 | 493.4 | 179.9 | 85.5 | 677.9 | |
| | Financial year to date | 10,526.8 | 6,289.5 | 2,262.1 | 2,231.4 | 1,313.1 | 482.9 | 4,237.3 | 1,500.1 | 505.2 | 195.3 | 2,036.7 | |
| **Gold sold** | **March 2007** | **1,062.1** | **665.1** | **251.2** | **220.0** | **119.2** | **74.6** | **397.0** | **174.3** | **48.5** | **8.2** | **119.4** | **46.6** |
| - thousand ounces | December 2006 | 1,080.2 | 649.3 | 247.3 | 230.6 | 149.5 | 21.9 | 430.9 | 178.8 | 51.6 | 22.8 | 124.6 | 53.0 |
| | Financial year to date | 3,213.4 | 1,963.6 | 756.0 | 693.3 | 417.8 | 96.5 | 1,249.7 | 526.7 | 148.6 | 48.3 | 367.4 | 158.8 |
| **TOTAL CASH COSTS** | **March 2007** | **399** | **408** | **356** | **389** | **429** | **608** | **383** | **356** | **454** | **575** | **401** | **334** |
| - US$/oz | December 2006 | 353 | 354 | 344 | 354 | 338 | 564 | 351 | 323 | 447 | 426 | 378 | 260 |
| | Financial year to date | 367 | 368 | 346 | 361 | 364 | 600 | 366 | 341 | 447 | 463 | 402 | 263 |
| **TOTAL CASH COSTS** | **March 2007** | **92,490** | **94,644** | **82,506** | **90,180** | **99,434** | **141,017** | **88,881** | **82,454** | **105,305** | **133,203** | **92,974** | **77,502** |
| - R/kg | December 2006 | 83,707 | 83,952 | 81,721 | 84,021 | 80,237 | 133,724 | 83,338 | 76,537 | 106,106 | 100,987 | 89,706 | 61,576 |
| | Financial year to date | 85,328 | 85,454 | 80,430 | 83,894 | 84,678 | 139,361 | 85,130 | 79,186 | 103,852 | 107,728 | 93,533 | 61,073 |
| **TOTAL PRODUCTION COSTS** | **March 2007** | **483** | **480** | **424** | **469** | **472** | **711** | **490** | **410** | **479** | **693** | **567** | |
| - US$/oz | December 2006 | 440 | 433 | 413 | 444 | 421 | 621 | 452 | 374 | 472 | 508 | 517 | |
| | Financial year to date | 453 | 443 | 414 | 445 | 435 | 692 | 469 | 394 | 470 | 560 | 535 | |

**DEFINITIONS**

Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

[2] Total cash costs – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[3] Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates are US$1 = R7.21 and US$1 = R7.38 for the March 2007 and December 2006 quarters respectively.

# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

+ The acquisition of South Deep is effective from 1 December 2006.

**Restated total cash cost on the assumption that Ore Reserve Development (ORD) is fully expensed**

| | | Total Mine Operations | South African Operations | | | | | International Operations |
|---|---|---|---|---|---|---|---|---|
| | | | Total | Driefontein | Kloof | Beatrix | South Deep+ | Total |
| Total cash costs as above | **March 2007** | **3,055.3** | **1,957.8** | **644.7** | **617.1** | **368.7** | **327.3** | **1,097.5** |
| (ORD capitalised) | December 2006 | 2,812.4 | 1,695.5 | 628.6 | 602.6 | 373.1 | 91.2 | 1,116.9 |
| | Financial year to date | 8,528.3 | 5,219.2 | 1,891.3 | 1,809.1 | 1,100.3 | 418.5 | 3,309.1 |
| Add back ORD | **March 2007** | **248.2** | **248.2** | **79.6** | **96.4** | **66.0** | **6.2** | **-** |
| | December 2006 | 246.2 | 246.2 | 94.3 | 96.4 | 55.5 | - | - |
| | Financial year to date | 727.5 | 727.5 | 259.3 | 280.7 | 181.3 | 6.2 | - |
| Restated total cash costs## | **March 2007** | **3,303.5** | **2,206.0** | **724.3** | **713.5** | **434.7** | **333.5** | **1,097.5** |
| | December 2006 | 3,058.6 | 1,941.7 | 722.9 | 699.0 | 428.6 | 91.2 | 1,116.9 |
| | Financial year to date | 9,255.8 | 5,946.7 | 2,150.6 | 2,089.8 | 1,281.6 | 424.7 | 3,309.1 |
| Restated total cash costs | **March 2007** | **431** | **460** | **400** | **450** | **506** | **620** | **383** |
| - US$ per ounce | December 2006 | 384 | 405 | 396 | 411 | 388 | 564 | 351 |
| | Financial year to date | 398 | 419 | 393 | 417 | 424 | 608 | 366 |
| Restated total cash costs | **March 2007** | **100,003** | **106,642** | **92,693** | **104,267** | **117,233** | **143,688** | **88,881** |
| - Rand per kilogram | December 2006 | 91,035 | 96,143 | 93,981 | 97,462 | 92,172 | 133,724 | 83,338 |
| | Financial year to date | 92,607 | 97,366 | 91,457 | 96,912 | 98,630 | 141,425 | 85,130 |

## Restated total cash costs relates to total cash costs prior to the change in accounting policy.

+ The acquisition of South Deep is effective from 1 December 2006.

# Operating and financial results

| South African Rand | | Total Mine Operations | South African Operations | | | | |
|---|---|---|---|---|---|---|---|
| | | | Total | Driefontein | Kloof | Beatrix | South Deep+ |
| **Operating Results** | | | | | | | |
| Ore milled/treated (000 tons) | March 2007 | 13,382 | 3,844 | 1,634 | 920 | 807 | 483 |
| | December 2006 | 13,109 | 3,778 | 1,673 | 986 | 935 | 184 |
| | Financial year to date | 39,349 | 11,301 | 5,010 | 2,898 | 2,726 | 667 |
| Yield (grams per ton) | March 2007 | 2.5 | 5.3 | 4.8 | 7.4 | 4.6 | 4.3 |
| | December 2006 | 2.6 | 5.4 | 4.6 | 7.3 | 5.0 | 4.6 |
| | Financial year to date | 2.5 | 5.4 | 4.7 | 7.4 | 4.8 | 4.4 |
| Gold produced (kilograms) | March 2007 | 32,788 | 20,440 | 7,814 | 6,843 | 3,708 | 2,075 |
| | December 2006 | 33,754 | 20,352 | 7,692 | 7,172 | 4,650 | 838 |
| | Financial year to date | 99,825 | 60,986 | 23,515 | 21,564 | 12,994 | 2,913 |
| Gold sold (kilograms) | March 2007 | 33,034 | 20,686 | 7,814 | 6,843 | 3,708 | 2,321 |
| | December 2006 | 33,598 | 20,196 | 7,692 | 7,172 | 4,650 | 682 |
| | Financial year to date | 99,947 | 61,076 | 23,515 | 21,564 | 12,994 | 3,003 |
| Gold price received (Rand per kilogram) | March 2007 | 151,184 | 151,445 | 151,932 | 151,016 | 151,807 | 150,495 |
| | December 2006 | 144,485 | 144,083 | 144,371 | 144,423 | 143,398 | 141,935 |
| | Financial year to date | 145,882 | 145,928 | 146,068 | 145,604 | 145,606 | 148,551 |
| Total cash costs (Rand per kilogram) | March 2007 | 92,490 | 94,644 | 82,506 | 90,180 | 99,434 | 141,017 |
| | December 2006 | 83,707 | 83,952 | 81,721 | 84,021 | 80,237 | 133,724 |
| | Financial year to date | 85,328 | 85,454 | 80,430 | 83,894 | 84,678 | 139,361 |
| Total production costs (Rand per kilogram) | March 2007 | 112,078 | 111,177 | 98,196 | 108,812 | 109,358 | 164,757 |
| | December 2006 | 104,536 | 102,773 | 98,024 | 105,396 | 99,828 | 147,361 |
| | Financial year to date | 105,324 | 102,978 | 96,198 | 103,478 | 101,054 | 160,806 |
| Operating costs (Rand per ton) | March 2007 | 237 | 523 | 415 | 699 | 481 | 628 |
| | December 2006 | 227 | 475 | 395 | 638 | 419 | 614 |
| | Financial year to date | 226 | 482 | 397 | 652 | 425 | 624 |
| **Financial Results (Rand million)** | | | | | | | |
| Revenue | March 2007 | 4,994.2 | 3,132.8 | 1,187.2 | 1,033.4 | 562.9 | 349.3 |
| | December 2006 | 4,854.4 | 2,909.9 | 1,110.5 | 1,035.8 | 666.8 | 96.8 |
| | Financial year to date | 14,580.5 | 8,912.7 | 3,434.8 | 3,139.8 | 1,892.0 | 446.1 |
| Operating costs | March 2007 | 3,165.2 | 2,012.0 | 677.3 | 643.5 | 387.9 | 303.3 |
| | December 2006 | 2,974.7 | 1,794.7 | 660.5 | 629.1 | 392.1 | 113.0 |
| | Financial year to date | 8,903.5 | 5,450.7 | 1,987.8 | 1,888.1 | 1,158.5 | 416.3 |
| Gold inventory change | March 2007 | (11.1) | 35.0 | - | - | - | 35.0 |
| | December 2006 | (89.7) | (21.8) | - | - | - | (21.8) |
| | Financial year to date | (119.1) | 13.2 | - | - | - | 13.2 |
| **Operating profit** | March 2007 | 1,840.1 | 1,085.8 | 509.9 | 389.9 | 175.0 | 11.0 |
| | December 2006 | 1,969.4 | 1,137.0 | 450.0 | 406.7 | 274.7 | 5.6 |
| | Financial year to date | 5,796.1 | 3,448.8 | 1,447.0 | 1,251.7 | 733.5 | 16.6 |
| Amortisation of mining assets | March 2007 | 648.4 | 335.6 | 119.6 | 125.5 | 35.4 | 55.1 |
| | December 2006 | 710.3 | 372.7 | 122.4 | 151.3 | 89.7 | 9.3 |
| | Financial year to date | 2,007.5 | 1,051.1 | 361.8 | 416.3 | 208.6 | 64.4 |
| **Net operating profit** | March 2007 | 1,191.7 | 750.2 | 390.3 | 264.4 | 139.6 | (44.1) |
| | December 2006 | 1,259.1 | 764.3 | 327.6 | 255.4 | 185.0 | (3.7) |
| | Financial year to date | 3,788.6 | 2,397.7 | 1,085.2 | 835.4 | 524.9 | (47.8) |
| Other income/(expense) | March 2007 | 27.9 | (4.6) | (7.7) | (5.1) | (9.0) | 17.2 |
| | December 2006 | (17.1) | (42.9) | (10.8) | (9.5) | (11.3) | (11.3) |
| | Financial year to date | (6.0) | (74.2) | (27.3) | (21.9) | (30.9) | 5.9 |
| **Profit before taxation** | March 2007 | 1,219.6 | 745.6 | 382.6 | 259.3 | 130.6 | (26.9) |
| | December 2006 | 1,242.0 | 721.4 | 316.8 | 245.9 | 173.7 | (15.0) |
| | Financial year to date | 3,782.6 | 2,323.5 | 1,057.9 | 813.5 | 494.0 | (41.9) |
| Mining and income taxation | March 2007 | 408.4 | 235.7 | 129.9 | 61.6 | 50.3 | (6.1) |
| | December 2006 | 423.2 | 229.6 | 104.1 | 62.9 | 67.9 | (5.3) |
| | Financial year to date | 1,308.5 | 768.1 | 356.8 | 231.4 | 191.3 | (11.4) |
| - Normal taxation | March 2007 | 222.2 | 129.4 | 99.1 | 30.2 | 0.1 | - |
| | December 2006 | 205.3 | 75.3 | 75.1 | 0.1 | 0.1 | - |
| | Financial year to date | 673.8 | 317.6 | 287.0 | 30.4 | 0.2 | - |
| - Deferred taxation | March 2007 | 186.2 | 106.3 | 30.8 | 31.4 | 50.2 | (6.1) |
| | December 2006 | 217.9 | 154.3 | 29.0 | 62.8 | 67.8 | (5.3) |
| | Financial year to date | 634.7 | 450.5 | 69.8 | 201.0 | 191.1 | (11.4) |
| **Profit before exceptional items** | March 2007 | 811.2 | 509.9 | 252.7 | 197.7 | 80.3 | (20.8) |
| | December 2006 | 818.8 | 491.8 | 212.7 | 183.0 | 105.8 | (9.7) |
| | Financial year to date | 2,474.1 | 1,555.4 | 701.1 | 582.1 | 302.7 | (30.5) |
| Exceptional items | March 2007 | 71.9 | 10.5 | - | 0.6 | 0.5 | 9.4 |
| | December 2006 | 7.9 | 2.9 | 0.8 | - | 2.1 | - |
| | Financial year to date | 88.1 | 21.6 | 5.3 | 0.6 | 6.3 | 9.4 |
| **Net profit** | March 2007 | 883.1 | 520.4 | 252.7 | 198.3 | 80.8 | (11.4) |
| | December 2006 | 826.7 | 494.7 | 213.5 | 183.0 | 107.9 | (9.7) |
| | Financial year to date | 2,562.2 | 1,577.0 | 706.4 | 582.7 | 309.0 | (21.1) |
| Net profit excluding gains and losses on foreign exchange and exceptional items | March 2007 | 835.8 | 513.9 | 252.9 | 198.0 | 80.5 | (17.5) |
| | December 2006 | 822.0 | 493.0 | 213.1 | 183.0 | 106.6 | (9.7) |
| | Financial year to date | 2,517.1 | 1,563.5 | 703.3 | 582.3 | 305.1 | (27.2) |
| **Capital expenditure** | March 2007 | 1,004.9 | 591.2 | 195.9 | 192.5 | 124.0 | 78.8 |
| | December 2006 | 1,025.8 | 564.7 | 177.4 | 190.7 | 156.1 | 40.5 |
| | Financial year to date | 2,852.5 | 1,588.7 | 517.1 | 566.9 | 385.4 | 119.3 |
| | Planned for next six months to September 2007 | 2,948.5 | 1,591.0 | 557.9 | 402.8 | 314.3 | 316.0 |

+ The acquisition of South Deep is effective from 1 December 2006.

# Operating and financial results

| South African Rand | | Total | International Operations | | | | |
|---|---|---|---|---|---|---|---|
| | | | Ghana | | Venezuela | Australia # | |
| | | | Tarkwa | Damang | Choco 10 | St Ives | Agnew |
| **Operating Results** | | | | | | | |
| Ore milled/treated (000 tons) | **March 2007** | **9,538** | **5,895** | **1,384** | **191** | **1,744** | **324** |
| | December 2006 | 9,331 | 5,588 | 1,326 | 357 | 1,742 | 318 |
| | Financial year to date | 28,048 | 16,997 | 4,027 | 854 | 5,184 | 986 |
| Yield (grams per ton) | **March 2007** | **1.3** | **0.9** | **1.1** | **1.3** | **2.1** | **4.5** |
| | December 2006 | 1.4 | 1.0 | 1.2 | 2.0 | 2.2 | 5.2 |
| | Financial year to date | 1.4 | 1.0 | 1.1 | 1.7 | 2.2 | 5.0 |
| Gold produced (kilograms) | **March 2007** | **12,348** | **5,420** | **1,508** | **256** | **3,715** | **1,449** |
| | December 2006 | 13,402 | 5,562 | 1,605 | 709 | 3,876 | 1,650 |
| | Financial year to date | 38,839 | 16,381 | 4,621 | 1,469 | 11,428 | 4,940 |
| Gold sold (kilograms) | **March 2007** | **12,348** | **5,420** | **1,508** | **256** | **3,715** | **1,449** |
| | December 2006 | 13,402 | 5,562 | 1,605 | 709 | 3,876 | 1,650 |
| | Financial year to date | 38,871 | 16,381 | 4,621 | 1,501 | 11,428 | 4,940 |
| Gold price received (Rand per kilogram) | **March 2007** | **150,745** | **150,738** | **150,398** | **152,344** | **150,713** | **150,932** |
| | December 2006 | 145,090 | 144,966 | 145,171 | 142,877 | 144,788 | 147,091 |
| | Financial year to date | 145,811 | 146,005 | 145,834 | 142,372 | 145,686 | 146,478 |
| Total cash costs (Rand per kilogram) | **March 2007** | **88,881** | **82,454** | **105,305** | **133,203** | **92,974** | **77,502** |
| | December 2006 | 83,338 | 76,537 | 106,106 | 100,987 | 89,706 | 61,576 |
| | Financial year to date | 85,130 | 79,171 | 103,852 | 107,728 | 93,533 | 61,073 |
| Total production costs (Rand per kilogram) | **March 2007** | **113,589** | **95,055** | **111,008** | **160,547** | **131,468** | |
| | December 2006 | 107,193 | 88,709 | 112,087 | 120,451 | 122,675 | |
| | Financial year to date | 109,009 | 91,576 | 109,327 | 130,113 | 124,432 | |
| Operating costs (Rand per ton) | **March 2007** | **121** | **79** | **116** | **338** | **189** | **410** |
| | December 2006 | 126 | 81 | 125 | 220 | 214 | 343 |
| | Financial year to date | 123 | 79 | 116 | 249 | 211 | 334 |
| **Financial Results (Rand million)** | | | | | | | |
| Revenue | **March 2007** | **1,861.4** | **817.0** | **226.8** | **39.0** | **559.9** | **218.7** |
| | December 2006 | 1,944.5 | 806.3 | 233.0 | 101.3 | 561.2 | 242.7 |
| | Financial year to date | 5,667.8 | 2,391.7 | 673.9 | 213.7 | 1,664.9 | 723.6 |
| Operating costs | **March 2007** | **1,153.2** | **465.8** | **160.2** | **64.6** | **329.6** | **133.0** |
| | December 2006 | 1,180.0 | 454.4 | 165.8 | 78.4 | 372.2 | 109.2 |
| | Financial year to date | 3,452.8 | 1,348.7 | 468.4 | 212.6 | 1,093.8 | 329.3 |
| Gold inventory change | **March 2007** | **(46.1)** | **(19.6)** | **1.3** | **(19.8)** | **28.4** | **(36.4)** |
| | December 2006 | (67.9) | (29.1) | 2.9 | (0.3) | (23.9) | (17.5) |
| | Financial year to date | (132.3) | (53.2) | 12.1 | (24.2) | (15.3) | (51.7) |
| **Operating profit** | **March 2007** | **754.3** | **370.8** | **65.3** | **(5.8)** | **201.9** | **122.1** |
| | December 2006 | 832.4 | 381.0 | 64.3 | 23.2 | 212.9 | 151.0 |
| | Financial year to date | 2,347.3 | 1,096.2 | 193.4 | 25.3 | 586.4 | 446.0 |
| Amortisation of mining assets | **March 2007** | **312.8** | **70.5** | **8.8** | **7.0** | **226.5** | |
| | December 2006 | 337.6 | 71.0 | 9.8 | 13.9 | 242.9 | |
| | Financial year to date | 956.4 | 209.3 | 25.6 | 33.6 | 687.9 | |
| **Net operating profit** | **March 2007** | **441.5** | **300.3** | **56.5** | **(12.8)** | **97.5** | |
| | December 2006 | 494.8 | 310.0 | 54.5 | 9.3 | 121.0 | |
| | Financial year to date | 1,390.9 | 886.9 | 167.8 | (8.3) | 344.5 | |
| Other income/(expense) | **March 2007** | **32.5** | **(0.4)** | **(0.7)** | **(1.0)** | **34.6** | |
| | December 2006 | 25.8 | 2.1 | 0.5 | 1.8 | 21.4 | |
| | Financial year to date | 68.2 | (5.7) | - | 6.9 | 67.0 | |
| **Profit before taxation** | **March 2007** | **474.0** | **299.9** | **55.8** | **(13.8)** | **132.1** | |
| | December 2006 | 520.6 | 312.1 | 55.0 | 11.1 | 142.4 | |
| | Financial year to date | 1,459.1 | 881.2 | 167.8 | (1.4) | 411.5 | |
| Mining and income taxation | **March 2007** | **172.7** | **92.6** | **19.0** | **(7.0)** | **68.1** | |
| | December 2006 | 193.6 | 95.5 | 21.3 | 17.5 | 59.3 | |
| | Financial year to date | 540.4 | 274.3 | 59.5 | 24.6 | 182.0 | |
| - Normal taxation | **March 2007** | **92.8** | **65.3** | **6.6** | **1.3** | **19.6** | |
| | December 2006 | 130.0 | 85.3 | 11.0 | 12.1 | 21.6 | |
| | Financial year to date | 356.2 | 241.7 | 26.5 | 27.5 | 60.5 | |
| - Deferred taxation | **March 2007** | **79.9** | **27.3** | **12.4** | **(8.3)** | **48.5** | |
| | December 2006 | 63.6 | 10.2 | 10.3 | 5.4 | 37.7 | |
| | Financial year to date | 184.2 | 32.6 | 33.0 | (2.9) | 121.5 | |
| **Profit before exceptional items** | **March 2007** | **301.3** | **207.3** | **36.8** | **(6.8)** | **64.0** | |
| | December 2006 | 327.0 | 216.6 | 33.7 | (6.4) | 83.1 | |
| | Financial year to date | 918.7 | 606.9 | 108.3 | (26.0) | 229.5 | |
| Exceptional items | **March 2007** | **61.4** | **-** | **-** | **-** | **61.4** | |
| | December 2006 | 5.0 | - | - | - | 5.0 | |
| | Financial year to date | 66.5 | - | - | - | 66.5 | |
| **Net profit** | **March 2007** | **362.7** | **207.3** | **36.8** | **(6.8)** | **125.4** | |
| | December 2006 | 332.0 | 216.6 | 33.7 | (6.4) | 88.1 | |
| | Financial year to date | 985.2 | 606.9 | 108.3 | (26.0) | 296.0 | |
| Net profit excluding gains and losses on foreign exchange and exceptional items | **March 2007** | **321.9** | **208.1** | **37.1** | **(6.8)** | **83.5** | |
| | December 2006 | 329.0 | 217.5 | 34.1 | (6.4) | 83.8 | |
| | Financial year to date | 953.6 | 616.6 | 111.8 | (26.0) | 251.2 | |
| **Capital expenditure** | **March 2007** | **413.7** | **151.5** | **64.6** | **16.8** | **148.2** | **32.6** |
| | December 2006 | 461.1 | 188.5 | 52.5 | 37.9 | 126.3 | 55.9 |
| | Financial year to date | 1,263.8 | 430.2 | 165.2 | 131.9 | 390.8 | 145.7 |
| Planned for next six months to September 2007 | | 1,357.5 | 758.9 | 116.6 | 110.9 | 319.0 | 52.1 |

# Operating and financial results

| United States Dollars | | Total Mine Operations | South African Operations | | | | |
|---|---|---|---|---|---|---|---|
| | | | Total | Driefontein | Kloof | Beatrix | South Deep[+] |
| **Operating Results** | | | | | | | |
| Ore milled/treated (000 tons) | **March 2007** | **13,382** | **3,844** | **1,634** | **920** | **807** | **483** |
| | December 2006 | 13,109 | 3,778 | 1,673 | 986 | 935 | 184 |
| | Financial year to date | 39,349 | 11,301 | 5,010 | 2,898 | 2,726 | 667 |
| Yield (ounces per ton) | **March 2007** | **0.079** | **0.171** | **0.154** | **0.239** | **0.148** | **0.138** |
| | December 2006 | 0.083 | 0.173 | 0.148 | 0.234 | 0.160 | 0.146 |
| | Financial year to date | 0.082 | 0.173 | 0.151 | 0.239 | 0.153 | 0.140 |
| Gold produced (000 ounces) | **March 2007** | **1,054.1** | **657.1** | **251.2** | **220.0** | **119.2** | **66.7** |
| | December 2006 | 1,085.2 | 654.3 | 247.3 | 230.6 | 149.5 | 26.9 |
| | Financial year to date | 3,209.4 | 1,960.7 | 756.0 | 693.3 | 417.8 | 93.7 |
| Gold sold (000 ounces) | **March 2007** | **1,062.1** | **665.1** | **251.2** | **220.0** | **119.2** | **74.6** |
| | December 2006 | 1,080.2 | 649.3 | 247.3 | 230.6 | 149.5 | 21.9 |
| | Financial year to date | 3,213.4 | 1,963.6 | 756.0 | 693.3 | 417.8 | 96.5 |
| Gold price received (dollars per ounce) | **March 2007** | **652** | **653** | **655** | **651** | **655** | **649** |
| | December 2006 | 609 | 607 | 608 | 609 | 604 | 598 |
| | Financial year to date | 628 | 628 | 628 | 626 | 626 | 639 |
| Total cash costs (dollars per ounce) | **March 2007** | **399** | **408** | **356** | **389** | **429** | **608** |
| | December 2006 | 353 | 354 | 344 | 354 | 338 | 564 |
| | Financial year to date | 367 | 368 | 346 | 361 | 364 | 600 |
| Total production costs (dollars per ounce) | **March 2007** | **483** | **480** | **424** | **469** | **472** | **711** |
| | December 2006 | 440 | 433 | 413 | 444 | 421 | 621 |
| | Financial year to date | 453 | 443 | 414 | 445 | 435 | 692 |
| Operating costs (dollars per ton) | **March 2007** | **33** | **73** | **57** | **97** | **67** | **87** |
| | December 2006 | 31 | 64 | 53 | 86 | 57 | 83 |
| | Financial year to date | 31 | 67 | 55 | 90 | 59 | 86 |
| **Financial Results ($ million)** | | | | | | | |
| Revenue | **March 2007** | **692.6** | **434.2** | **164.6** | **143.3** | **78.1** | **48.3** |
| | December 2006 | 657.6 | 394.1 | 150.3 | 140.2 | 90.3 | 13.4 |
| | Financial year to date | 2,016.7 | 1,232.7 | 475.1 | 434.3 | 261.7 | 61.7 |
| Operating costs | **March 2007** | **438.9** | **279.0** | **93.9** | **89.2** | **53.8** | **42.0** |
| | December 2006 | 403.4 | 243.5 | 89.5 | 85.2 | 53.1 | 15.6 |
| | Financial year to date | 1,231.5 | 753.9 | 274.9 | 261.1 | 160.2 | 57.6 |
| Gold inventory change | **March 2007** | **(1.6)** | **4.8** | **-** | **-** | **-** | **4.8** |
| | December 2006 | (12.3) | (3.0) | - | - | - | (3.0) |
| | Financial year to date | (16.5) | 1.8 | - | - | - | 1.8 |
| **Operating profit** | **March 2007** | **255.3** | **150.4** | **70.6** | **54.0** | **24.3** | **1.5** |
| | December 2006 | 266.5 | 153.7 | 60.8 | 54.9 | 37.2 | 0.8 |
| | Financial year to date | 801.7 | 477.0 | 200.1 | 173.1 | 101.5 | 2.3 |
| Amortisation of mining assets | **March 2007** | **90.0** | **46.6** | **16.5** | **17.5** | **5.0** | **7.6** |
| | December 2006 | 96.2 | 50.4 | 16.6 | 20.5 | 12.0 | 1.3 |
| | Financial year to date | 277.7 | 145.4 | 50.0 | 57.6 | 28.9 | 8.9 |
| **Net operating profit** | **March 2007** | **165.3** | **103.8** | **54.1** | **36.5** | **19.3** | **(6.1)** |
| | December 2006 | 170.3 | 103.3 | 44.2 | 34.4 | 25.1 | (0.5) |
| | Financial year to date | 524.0 | 331.6 | 150.1 | 115.5 | 72.6 | (6.6) |
| Other income/(expenses) | **March 2007** | **3.9** | **(0.7)** | **(1.1)** | **(0.7)** | **(1.3)** | **2.4** |
| | December 2006 | (2.4) | (5.9) | (1.5) | (1.3) | (1.5) | (1.6) |
| | Financial year to date | (0.8) | (10.3) | (3.8) | (3.0) | (4.3) | 0.8 |
| **Profit before taxation** | **March 2007** | **169.2** | **103.2** | **53.0** | **35.8** | **18.0** | **(3.7)** |
| | December 2006 | 167.9 | 97.3 | 42.7 | 33.1 | 23.6 | (2.1) |
| | Financial year to date | 523.2 | 321.4 | 146.3 | 112.5 | 68.3 | (5.8) |
| Mining and income taxation | **March 2007** | **56.7** | **32.5** | **17.9** | **8.5** | **7.0** | **(0.9)** |
| | December 2006 | 57.1 | 30.9 | 14.6 | 8.4 | 9.2 | (0.7) |
| | Financial year to date | 181.0 | 106.2 | 49.3 | 32.0 | 26.5 | (1.6) |
| - Normal taxation | **March 2007** | **30.9** | **17.9** | **13.7** | **4.2** | **-** | **-** |
| | December 2006 | 27.7 | 10.1 | 10.1 | - | - | - |
| | Financial year to date | 93.2 | 43.9 | 39.7 | 4.2 | - | - |
| - Deferred taxation | **March 2007** | **25.8** | **14.6** | **4.3** | **4.3** | **6.9** | **(0.9)** |
| | December 2006 | 29.4 | 20.8 | 4.0 | 8.4 | 9.2 | (0.7) |
| | Financial year to date | 87.8 | 62.3 | 9.7 | 27.8 | 26.4 | (1.6) |
| **Profit before exceptional items** | **March 2007** | **112.5** | **70.7** | **35.1** | **27.3** | **11.1** | **(2.8)** |
| | December 2006 | 110.8 | 66.5 | 28.6 | 24.7 | 14.4 | (1.3) |
| | Financial year to date | 342.2 | 215.2 | 97.0 | 80.5 | 41.9 | (4.2) |
| Exceptional items | **March 2007** | **10.0** | **1.5** | **-** | **0.1** | **0.1** | **1.3** |
| | December 2006 | 1.1 | 0.4 | 0.1 | - | 0.3 | - |
| | Financial year to date | 12.2 | 3.0 | 0.7 | 0.1 | 0.9 | 1.3 |
| **Net profit** | **March 2007** | **122.5** | **72.1** | **35.1** | **27.4** | **11.1** | **(1.5)** |
| | December 2006 | 111.9 | 66.9 | 28.8 | 24.7 | 14.7 | (1.3) |
| | Financial year to date | 354.4 | 218.1 | 97.7 | 80.6 | 42.7 | (2.9) |
| **Net profit excluding gains and losses on foreign exchange and exceptional items** | **March 2007** | **113.3** | **68.7** | **33.9** | **27.4** | **9.8** | **(2.4)** |
| | December 2006 | 111.1 | 66.6 | 28.7 | 24.7 | 14.5 | (1.3) |
| | Financial year to date | 348.1 | 216.3 | 97.3 | 80.5 | 42.2 | (3.8) |
| **Capital expenditure** | **March 2007** | **139.1** | **81.8** | **27.1** | **26.6** | **17.2** | **10.9** |
| | December 2006 | 139.5 | 76.8 | 24.1 | 25.8 | 21.3 | 5.6 |
| | Financial year to date | 394.5 | 219.7 | 71.5 | 78.4 | 53.3 | 16.5 |
| | Planned for next six months to September 2007 | 409.5 | 221.0 | 77.5 | 55.9 | 43.7 | 43.9 |

Average exchange rates were US$1 = R7.21 and US$1 = R7.38 for the March 2007 and December 2006 quarters respectively. The Australian Dollar exchange rates were A$1 = R5.66 and A$1 = R5.66 for the March 2007 and December 2006 quarters respectively. # As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.
+ The acquisition of South Deep is effective from 1 December 2006.

# Operating and financial results

| United States Dollars | | Total | International Operations | | | | | Australian Dollars | |
|---|---|---|---|---|---|---|---|---|---|
| | | | Ghana | | Venezuela | Australia # | | Australia # | |
| | | | Tarkwa | Damang | Choco 10 | St Ives | Agnew | St Ives | Agnew |
| **Operating Results** | | | | | | | | | |
| Ore milled/treated (000 tons) | **March 2007** | **9,538** | **5,895** | **1,384** | **191** | **1,744** | **324** | **1,744** | **324** |
| | December 2006 | 9,331 | 5,588 | 1,326 | 357 | 1,742 | 318 | 1,742 | 318 |
| | Financial year to date | 28,048 | 16997 | 4027 | 854 | 5184 | 986 | 5184 | 986 |
| Yield (ounces per ton) | **March 2007** | **0.042** | **0.030** | **0.035** | **0.043** | **0.068** | **0.144** | **0.068** | **0.144** |
| | December 2006 | 0.046 | 0.032 | 0.039 | 0.064 | 0.072 | 0.167 | 0.072 | 0.167 |
| | Financial year to date | 0.045 | 0.031 | 0.037 | 0.055 | 0.071 | 0.161 | 0.071 | 0.161 |
| Gold produced(000 ounces) | **March 2007** | **397.0** | **174.3** | **48.5** | **8.2** | **119.4** | **46.6** | **119.4** | **46.6** |
| | December 2006 | 430.9 | 178.8 | 51.6 | 22.8 | 124.6 | 53.0 | 124.6 | 53.0 |
| | Financial year to date | 1,248.7 | 526.7 | 148.6 | 47.2 | 367.4 | 158.8 | 367.4 | 158.8 |
| Gold sold (000 ounces) | **March 2007** | **397.0** | **174.3** | **48.5** | **8.2** | **119.4** | **46.6** | **119.4** | **46.6** |
| | December 2006 | 430.9 | 178.8 | 51.6 | 22.8 | 124.6 | 53.0 | 124.6 | 53.0 |
| | Financial year to date | 1,249.7 | 526.7 | 148.6 | 48.3 | 367.4 | 158.8 | 367.4 | 158.8 |
| Gold price received | **March 2007** | **650** | **650** | **649** | **657** | **650** | **651** | **828** | **829** |
| (dollars per ounce) | December 2006 | 611 | 611 | 612 | 602 | 610 | 620 | 796 | 808 |
| | Financial year to date | 627 | 628 | 627 | 612 | 627 | 630 | 815 | 819 |
| Total cash costs | **March 2007** | **383** | **356** | **454** | **575** | **401** | **334** | **511** | **426** |
| (dollars per ounce) | December 2006 | 351 | 323 | 447 | 426 | 378 | 260 | 493 | 338 |
| | Financial year to date | 366 | 341 | 447 | 463 | 402 | 263 | 523 | 342 |
| Total production costs | **March 2007** | **490** | **410** | **479** | **693** | **567** | | **722** | |
| (dollars per ounce) | December 2006 | 452 | 374 | 472 | 508 | 517 | | 674 | |
| | Financial year to date | 469 | 394 | 470 | 560 | 535 | | 696 | |
| Operating costs | **March 2007** | **17** | **11** | **16** | **47** | **26** | **57** | **33** | **73** |
| (dollars per ton) | December 2006 | 17 | 11 | 17 | 30 | 29 | 47 | 38 | 61 |
| | Financial year to date | 17 | 11 | 16 | 34 | 29 | 46 | 38 | 60 |
| **Financial Results ($ million)** | | | | | | | | | |
| Revenue | **March 2007** | **258.3** | **113.3** | **31.4** | **5.5** | **77.7** | **30.5** | **99.2** | **38.6** |
| | December 2006 | 263.5 | 109.3 | 31.6 | 13.8 | 76.0 | 32.8 | 99.1 | 42.8 |
| | Financial year to date | 783.9 | 330.8 | 93.2 | 29.6 | 230.3 | 100.1 | 299.4 | 130.1 |
| Operating costs | **March 2007** | **160.0** | **64.5** | **22.2** | **9.0** | **45.8** | **18.4** | **58.2** | **23.6** |
| | December 2006 | 159.9 | 61.6 | 22.5 | 10.6 | 50.3 | 14.8 | 65.6 | 19.4 |
| | Financial year to date | 477.6 | 186.5 | 64.8 | 29.4 | 151.3 | 45.5 | 196.7 | 59.2 |
| Gold inventory change | **March 2007** | **(6.5)** | **(2.8)** | **0.2** | **(2.7)** | **3.9** | **(5.1)** | **5.1** | **(6.5)** |
| | December 2006 | (9.3) | (4.0) | 0.4 | - | (3.2) | (2.4) | (3.8) | (3.2) |
| | Financial year to date | (18.3) | (7.4) | 1.7 | (3.3) | (2.1) | (7.2) | (2.8) | (9.3) |
| **Operating profit** | **March 2007** | **104.9** | **51.5** | **9.0** | **(0.8)** | **28.0** | **17.1** | **35.9** | **21.5** |
| | December 2006 | 112.9 | 51.7 | 8.7 | 3.2 | 28.9 | 20.4 | 37.3 | 26.6 |
| | Financial year to date | 324.7 | 151.6 | 26.7 | 3.5 | 81.1 | 61.7 | 105.5 | 80.2 |
| Amortisation of mining assets | **March 2007** | **43.4** | **9.8** | **1.2** | **0.9** | **31.3** | | **40.1** | |
| | December 2006 | 45.8 | 9.6 | 1.3 | 1.9 | 33.0 | | 41.8 | |
| | Financial year to date | 132.3 | 28.9 | 3.5 | 4.6 | 95.1 | | 123.7 | |
| **Net operating profit** | **March 2007** | **61.5** | **41.7** | **7.8** | **(1.7)** | **13.7** | | **17.3** | |
| | December 2006 | 67.1 | 42.1 | 7.4 | 1.3 | 16.4 | | 22.1 | |
| | Financial year to date | 192.4 | 122.7 | 23.2 | (1.1) | 47.6 | | 62.0 | |
| Other income/(expenses) | **March 2007** | **4.5** | **(0.1)** | **(0.1)** | **(0.1)** | **4.9** | | **6.3** | |
| | December 2006 | 3.5 | 0.3 | 0.1 | 0.2 | 2.9 | | 3.8 | |
| | Financial year to date | 9.4 | (0.8) | - | 1.0 | 9.3 | | 12.1 | |
| **Profit before taxation** | **March 2007** | **66.0** | **41.6** | **7.7** | **(1.9)** | **18.6** | | **23.5** | |
| | December 2006 | 70.6 | 42.4 | 7.4 | 1.5 | 19.3 | | 25.9 | |
| | Financial year to date | 201.8 | 121.9 | 23.2 | (0.2) | 56.9 | | 74.0 | |
| Mining and income taxation | **March 2007** | **24.1** | **12.9** | **2.6** | **(0.9)** | **9.5** | | **12.2** | |
| | December 2006 | 26.2 | 13.0 | 2.8 | 2.4 | 8.0 | | 10.7 | |
| | Financial year to date | 74.7 | 37.9 | 8.2 | 3.4 | 25.2 | | 32.8 | |
| - Normal taxation | **March 2007** | **13.0** | **9.1** | **0.9** | **0.2** | **2.8** | | **3.5** | |
| | December 2006 | 17.6 | 11.5 | 1.5 | 1.6 | 2.9 | | 3.8 | |
| | Financial year to date | 49.3 | 33.4 | 3.7 | 3.8 | 8.4 | | 10.9 | |
| - Deferred taxation | **March 2007** | **11.2** | **3.8** | **1.8** | **(1.1)** | **6.7** | | **8.7** | |
| | December 2006 | 8.6 | 1.4 | 1.3 | 0.7 | 5.1 | | 6.9 | |
| | Financial year to date | 25.5 | 4.5 | 4.6 | (0.4) | 16.8 | | 21.9 | |
| **Profit before exceptional items** | **March 2007** | **41.9** | **28.6** | **5.1** | **(1.0)** | **9.1** | | **11.4** | |
| | December 2006 | 44.4 | 29.4 | 4.6 | (0.9) | 11.2 | | 15.2 | |
| | Financial year to date | 127.1 | 83.9 | 15.0 | (3.6) | 31.7 | | 41.3 | |
| Exceptional items | **March 2007** | **8.5** | **-** | **-** | **-** | **8.5** | | **11.0** | |
| | December 2006 | 0.7 | - | - | - | 0.7 | | 0.9 | |
| | Financial year to date | 9.2 | - | - | - | 9.2 | | 11.9 | |
| **Net profit** | **March 2007** | **50.4** | **28.6** | **5.1** | **(1.0)** | **17.6** | | **22.4** | |
| | December 2006 | 45.1 | 29.4 | 4.6 | (0.9) | 11.9 | | 16.1 | |
| | Financial year to date | 136.3 | 83.9 | 15.0 | (3.6) | 40.9 | | 53.2 | |
| Net profit excluding gains and losses on foreign exchange and exceptional items | **March 2007** | **44.6** | **28.6** | **5.1** | **(1.0)** | **11.8** | | **22.4** | |
| | December 2006 | 44.5 | 29.5 | 4.6 | (0.9) | 11.4 | | 15.3 | |
| | Financial year to date | 131.8 | 85.3 | 15.5 | (3.6) | 34.8 | | 45.2 | |
| **Capital expenditure** | **March 2007** | **57.3** | **21.0** | **8.9** | **2.3** | **20.6** | **4.5** | **26.4** | **5.7** |
| | December 2006 | 62.6 | 25.8 | 7.1 | 5.0 | 17.1 | 7.6 | 22.3 | 9.9 |
| | Financial year to date | 174.8 | 59.5 | 22.8 | 18.2 | 54.1 | 20.2 | 70.3 | 26.2 |
| Planned for next six months to September 2007 | | 188.5 | 105.4 | 16.2 | 15.4 | 44.3 | 7.2 | 55.0 | 9.0 |

# Underground and surface

**South African Rand and Metric Units**

| Operating Results | Total Mine Operations | South African Operations | | | | | International Operations | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Total | Driefontein | Kloof | Beatrix | South Deep+ | Total | Ghana | | Venezuela | Australia | |
| | | | | | | | | Tarkwa | Damang | Choco 10 | St Ives | Agnew |
| **Ore milled / treated (000 ton)** | | | | | | | | | | | | |
| - underground     **March 2007** | **3,317** | **2,897** | **930** | **851** | **807** | **309** | **420** | **-** | **-** | **-** | **319** | **101** |
| December 2006 | 3,308 | 2,866 | 937 | 893 | 935 | 101 | 442 | - | - | - | 348 | 94 |
| Financial year to date | 9,941 | 8,563 | 2,831 | 2,596 | 2,726 | 410 | 1,378 | - | - | | 1,063 | 315 |
| - surface     **March 2007** | **10,065** | **947** | **704** | **69** | **-** | **174** | **9,118** | **5,895** | **1,384** | **191** | **1,425** | **223** |
| December 2006 | 9,801 | 912 | 736 | 93 | - | 83 | 8,889 | 5,588 | 1,326 | 357 | 1,394 | 224 |
| Financial year to date | 29,408 | 2,738 | 2,179 | 302 | - | 257 | 26,670 | 16,997 | 4,027 | 854 | 4,121 | 671 |
| - total     **March 2007** | **13,382** | **3,844** | **1,634** | **920** | **807** | **483** | **9,538** | **5,895** | **1,384** | **191** | **1,744** | **324** |
| December 2006 | 13,109 | 3,778 | 1,673 | 986 | 935 | 184 | 9,331 | 5,588 | 1,326 | 357 | 1,742 | 318 |
| Financial year to date | 39,349 | 11,301 | 5,010 | 2,898 | 2,726 | 667 | 28,048 | 16,997 | 4,027 | 854 | 5,184 | 986 |
| **Yield (grams per ton)** | | | | | | | | | | | | |
| - underground     **March 2007** | **6.6** | **6.7** | **7.6** | **8.0** | **4.6** | **6.1** | **5.8** | **-** | **-** | **-** | **4.8** | **9.1** |
| December 2006 | 6.8 | 6.8 | 7.5 | 7.8 | 5.0 | 7.7 | 6.8 | - | - | - | 5.3 | 12.7 |
| Financial year to date | 6.7 | 6.8 | 7.5 | 8.2 | 4.8 | 6.5 | 6.3 | - | - | | 4.8 | 11.3 |
| - surface     **March 2007** | **1.1** | **1.0** | **1.0** | **1.0** | **-** | **1.0** | **1.1** | **0.9** | **1.1** | **1.3** | **1.5** | **2.4** |
| December 2006 | 1.2 | 1.0 | 0.9 | 2.1 | - | 0.7 | 1.2 | 1.0 | 1.2 | 2.0 | 1.5 | 2.0 |
| Financial year to date | 1.1 | 1.0 | 1.0 | 1.3 | - | 0.9 | 1.1 | 1.0 | 1.1 | 1.7 | 1.5 | 2.1 |
| - combined     **March 2007** | **2.5** | **5.3** | **4.8** | **7.4** | **4.6** | **4.3** | **1.3** | **0.9** | **1.1** | **1.3** | **2.1** | **4.5** |
| December 2006 | 2.6 | 5.4 | 4.6 | 7.3 | 5.0 | 4.6 | 1.4 | 1.0 | 1.2 | 2.0 | 2.2 | 5.2 |
| Financial year to date | 2.5 | 5.4 | 4.7 | 7.4 | 4.8 | 4.4 | 1.4 | 1.0 | 1.1 | 1.7 | 2.2 | 5.0 |
| **Gold produced (kilograms)** | | | | | | | | | | | | |
| - underground     **March 2007** | **21,926** | **19,484** | **7,104** | **6,773** | **3,708** | **1,899** | **2,442** | **-** | **-** | **-** | **1,518** | **924** |
| December 2006 | 22,453 | 19,426 | 7,016 | 6,978 | 4,650 | 782 | 3,027 | - | - | - | 1,836 | 1,191 |
| Financial year to date | 66,828 | 58,197 | 21,348 | 21,174 | 12,994 | 2,681 | 8,631 | - | - | - | 5,079 | 3,552 |
| - surface     **March 2007** | **10,862** | **956** | **710** | **70** | **-** | **176** | **9,906** | **5,420** | **1,508** | **256** | **2,197** | **525** |
| December 2006 | 11,301 | 926 | 676 | 194 | - | 56 | 10,375 | 5,562 | 1,605 | 709 | 2,040 | 459 |
| Financial year to date | 32,997 | 2,789 | 2,167 | 390 | - | 232 | 30,208 | 16,381 | 4,621 | 1,469 | 6,349 | 1,388 |
| - total     **March 2007** | **32,788** | **20,440** | **7,814** | **6,843** | **3,708** | **2,075** | **12,348** | **5,420** | **1,508** | **256** | **3,715** | **1,449** |
| December 2006 | 33,754 | 20,352 | 7,692 | 7,172 | 4,650 | 838 | 13,402 | 5,562 | 1,605 | 709 | 3,876 | 1,650 |
| Financial year to date | 99,825 | 60,986 | 23,515 | 21,564 | 12,994 | 2,913 | 38,839 | 16,381 | 4,621 | 1,469 | 11,428 | 4,940 |
| **Operating costs (Rand per ton)** | | | | | | | | | | | | |
| - underground     **March 2007** | **648** | **673** | **680** | **748** | **481** | **951** | **475** | **-** | **-** | **-** | **416** | **662** |
| December 2006 | 593 | 605 | 654 | 696 | 419 | 1,078 | 517 | - | - | - | 499 | 584 |
| Financial year to date | 595 | 616 | 653 | 718 | 425 | 982 | 466 | - | - | - | 436 | 564 |
| - surface     **March 2007** | **101** | **65** | **64** | **101** | **-** | **54** | **105** | **79** | **116** | **338** | **138** | **296** |
| December 2006 | 103 | 66 | 65 | 86 | - | 50 | 107 | 81 | 125 | 220 | 143 | 242 |
| Financial year to date | 102 | 65 | 64 | 83 | - | 53 | 105 | 79 | 116 | 249 | 153 | 226 |
| - total     **March 2007** | **237** | **523** | **415** | **699** | **481** | **628** | **121** | **79** | **116** | **338** | **189** | **410** |
| December 2006 | 227 | 475 | 395 | 638 | 419 | 614 | 126 | 81 | 125 | 220 | 214 | 343 |
| Financial year to date | 226 | 482 | 397 | 652 | 425 | 624 | 123 | 79 | 116 | 249 | 211 | 334 |

+ The acquisition of South Deep is effective from 1 December 2006.

## Restated operating cost per ton on the assumption that Ore Reserve Development (ORD) is fully expensed

| | Total Mine Operations | South African Operations | | | | | International Operations |
|---|---|---|---|---|---|---|---|
| | | Total | Driefontein | Kloof | Beatrix | South Deep+ | Total |
| - underground     **March 2007** | **723** | **759** | **766** | **861** | **562** | **971** | **475** |
| December 2006 | 672 | 696 | 754 | 803 | 479 | 1,078 | 517 |
| Financial year to date | 668 | 701 | 745 | 826 | 491 | 997 | 466 |
| - surface     **March 2007** | **101** | **65** | **64** | **101** | **-** | **54** | **105** |
| December 2006 | 103 | 66 | 65 | 86 | - | 50 | 107 |
| Financial year to date | 102 | 65 | 64 | 83 | - | 53 | 105 |
| - total     **March 2007** | **255** | **588** | **463** | **804** | **562** | **641** | **121** |
| December 2006 | 247 | 544 | 451 | 736 | 479 | 614 | 126 |
| Financial year to date | 245 | 547 | 448 | 748 | 491 | 633 | 123 |

+ The acquisition of South Deep is effective from 1 December 2006.

# Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves.  All figures below exclude shaft sinking metres.

| Driefontein | | March 2007 quarter | | | December 2006 quarter | | | 9 months year to date F2007 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Reef | Carbon Leader | Main | VCR | Carbon Leader | Main | VCR | Carbon Leader | Main | VCR |
| Advanced | (m) | 4,044 | 1,159 | 1,426 | 4,955 | 1,025 | 1,474 | 13,375 | 3,008 | 4,739 |
| Advanced on reef | (m) | 726 | 378 | 222 | 851 | 189 | 105 | 2,570 | 730 | 573 |
| Sampled | (m) | 579 | 303 | 84 | 768 | 123 | 189 | 2,289 | 567 | 525 |
| Channel width | (cm) | 53 | 70 | 101 | 88 | 65 | 95 | 68 | 62 | 87 |
| Average value - | (g/t) | 18.7 | 5.5 | 8.1 | 19.6 | 10.7 | 10.9 | 19.4 | 7.8 | 11.4 |
| - | (cm.g/t) | 987[1] | 390 | 814 | 1,720 | 696 | 1,039 | 1,314 | 484 | 998 |

| Kloof | | March 2007 quarter | | | | December 2006 quarter | | | | 9 months year to date F2007 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Reef | Libanon | Kloof | Main | VCR | Libanon | Kloof | Main | VCR | Libanon | Kloof | Main | VCR |
| Advanced | (m) | 16 | 325 | 1,572 | 6,594 | - | 289 | 1,729 | 6,922 | 28 | 926 | 4,888 | 20,235 |
| Advanced on reef | (m) | 16 | 45 | 468 | 991 | - | 28 | 288 | 1,078 | 16 | 127 | 1,196 | 3,389 |
| Sampled | (m) | 15 | 39 | 408 | 912 | - | 24 | 261 | 962 | 15 | 120 | 1,107 | 2,853 |
| Channel width | (cm) | 99 | 102 | 69 | 92 | - | 75 | 156 | 69 | 99 | 88 | 102 | 79 |
| Average value - | (g/t) | 10.3 | 8.2 | 9.5 | 17.9 | - | 5.5 | 6.5 | 26.7 | 10.3 | 6.7 | 8.4 | 21.0 |
| - | (cm.g/t) | 1,026 | 836 | 652 | 1,654 | - | 417 | 1,014 | 1,836 | 1,026 | 596 | 857 | 1,670 |

| Beatrix | | March 2007 quarter | | December 2006 quarter | | 9 months year to date F2007 | |
|---|---|---|---|---|---|---|---|
| | Reef | Beatrix | Kalkoenkrans | Beatrix | Kalkoenkrans | Beatrix | Kalkoenkrans |
| Advanced | (m) | 8,014 | 2,350 | 8,778 | 2,638 | 25,158 | 7,617 |
| Advanced on reef | (m) | 1,305 | 132 | 1,488 | 163 | 4,309 | 351 |
| Sampled | (m) | 858 | 123 | 1,017 | 84 | 3,345 | 270 |
| Channel width | (cm) | 79 | 112 | 103 | 123 | 85 | 121 |
| Average value - | (g/t) | 7.4 | 7.1 | 11.4 | 8.6 | 10.7 | 10.9 |
| - | (cm.g/t) | 578[2] | 800 | 1,172 | 1,065 | 914 | 1,325 |

| South Deep+ | | March 2007 quarter | | December 2006 quarter | | 4 months year to date F2007 | |
|---|---|---|---|---|---|---|---|
| | Reef | VCR | Elsburg | VCR | Elsburg | VCR | Elsburg |
| Advanced | (m) | 199 | 827 | 43 | 323 | 242 | 1,150 |
| Advanced on reef | (m) | 18 | 722 | - | 251 | 18 | 973 |
| Sampled | (m) | 15 | - | - | - | 15 | - |
| Channel width | (cm) | 118 | - | - | - | 118 | - |
| Average value - | (g/t) | 0.4 | 6.2[3] | - | 6.6 | 0.4 | 6.3 |
| - | (cm.g/t) | 42[4] | - | - | - | 42 | - |

1) Development is traversing thin, single and poorly developed Multiple Band Carbon Leader reef.

2) Development at South shaft is on the margins of the ore body, while North shaft is currently crossing a low grade trend facies.

3) Trackless development in the Elsburg reefs is evaluated by means of the block model.

4) VCR not fully exposed in faulted area.

+   The acquisition of South Deep is effective from 1 December 2006.

# Administration and corporate information

## Corporate Secretary

**CAIN FARREL**

Telephone: (+27)(11) 644 2525

Facsimile:  (+27)(11) 484 0626

e-mail:     cain.farrel@goldfields.co.za

## Registered offices

**JOHANNESBURG**

Gold Fields Limited

24 St Andrews Road

Parktown

Johannesburg

2193

Postnet Suite 252

Private Bag x 30500

Houghton 2041

Tel:  (+27)(11) 644-2400

Fax: (+27)(11) 484-0626

**LONDON**

St James 's Corporate Services Limited

6 St James 's Place

London SW1A 1NP

United Kingdom

Telephone:(+44)(20) 7499 3916

Facsimile:  (+44)(20) 7491 1989

## American Depository Receipts Transfer Agent

**Bank of New York**

Shareholder Relations

P O Box 11258

New York, NY20286 –1258

US toll-free telephone:  (1)(888) 269 2377

e-mail:  shareowner-svcs@mail.bony.com

## Gold Fields Limited

Incorporated in the Republic of South Africa

Registration number 1968/004880/06

Share code:  GFI

Issuer code:  GOGOF

ISIN – ZAE 000018123

## Investor relations

**NERINA BODASING**

Telephone: (+27)(11) 644 2630

Facsimile:  (+27)(11) 484 0639

e-mail:      nerina.bodasing@goldfields.co.za

## Media relations

**WILLIE JACOBSZ**

Telephone: (+27)(11) 644 2460

Facsimile:  (+27)(11) 484 0639

e-mail:     williej@goldfields.co.za

## Transfer Secretaries

**South Africa**

Computershare Investor Services 2004 (Proprietary) Limited

Ground Floor

70 Marshall Street

Johannesburg, 2001

P O Box 61051

Marshalltown, 2107

Telephone: (+27)(11) 370 5000

Facsimile:  (+27)(11) 370 5271

United Kingdom

Capita Registrars

Bourne House

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Telephone: (+44)(20) 8639 2000

Facsimile:  (+44)(20) 8658 3430

**WEBSITE**

http://www.goldfields.co.za

## Forward Looking Statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa.  These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

**Gold Fields Limited**
**Incorporated in the Republic of South Africa**
**Registration number 1968/004880/06**
**Share code:          GFI**
**Issuer code:          GOGOF**
**ISIN: ZAE 000018123**

## Directors

| | | | |
|---|---|---|---|
| A J Wright (*Chairman*) | A Grigorian ° | J M McMahon * | P J Ryan | * British |
| I D Cockerill * (*Chief Executive Officer*) | J G Hopwood | D M J Ncube | T M G Sexwale | # Ghanaian |
| N J Holland * (*Chief Financial Officer*) | G Marcus | R L Pennant-Rea * | C I von Christierson | ° Russian |
| K Ansah# | | | | |

# Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**GOLD FIELDS LIMITED**

Date:   3 May 2007

By:

Name:   Mr W J Jacobsz
Title:   Senior Vice President:  Investor Relations and Corporate Affairs